Booz | Allen | Hamilton

Fiscal Year 2012 Annual Report


Missions that Matter

Contents

Our Vision

Booz Allen Hamilton is committed to being the absolute best management and technology consulting firm, as measured by our clients' success, the excellence of our people, and our spirit of partnership.

Our Mission

Booz Allen Hamilton partners with clients to solve their most important and complex problems, making their mission our mission, and delivering results that endure.

Principal Locations



Huntsville, Alabama
Montgomery, Alabama
Sierra Vista, Arizona
Los Angeles, California
San Diego, California
San Francisco, California
Colorado Springs, Colorado
Denver, Colorado
District of Columbia
Pensacola, Florida
Sarasota, Florida
Tampa, Florida

Atlanta, Georgia
Honolulu, Hawaii
O'Fallon, Illinois
Indianapolis, Indiana
Leavenworth, Kansas
Radcliff, Kentucky
Aberdeen, Maryland
Annapolis Junction, Maryland
Lexington Park, Maryland
Linthicum, Maryland
Rockville, Maryland
Troy, Michigan

Kansas City, Missouri
Omaha, Nebraska
Red Bank, New Jersey
New York, New York
Rome, New York
Fayetteville, North Carolina
Cleveland, Ohio
Dayton, Ohio
Philadelphia, Pennsylvania
Charleston, South Carolina
Houston, Texas
San Antonio, Texas

Abu Dhabi, UAE
Alexandria, Virginia
Arlington, Virginia
Chantilly, Virginia
Charlottesville, Virginia
Falls Church, Virginia
Herndon, Virginia
Lorton, Virginia
McLean, Virginia
Norfolk, Virginia
Stafford, Virginia
Seattle, Washington

● Principal Offices

● Locations where Booz Allen is serving clients on long-term engagements

Fiscal Year 2012 Financial Highlights

(In thousands, except per share amounts)

Fiscal year ended March 31:	**2012**	2011	2010
Revenue	**$ 5,859,218**	$ 5,591,296	$ 5,122,633
Operating Income	**387,432**	319,444	199,554
Adjusted Operating Income (1)	**429,219**	392,480	313,157
EBITDA (1)	**462,637**	400,047	295,317
Adjusted EBITDA (1)	**488,060**	444,442	368,323
Net Income (Loss)	**239,955**	84,694	25,419
Adjusted Net Income (1)	**227,194**	157,511	97,001
Per Diluted Common Share			
Net Income (Loss)	**$ 1.70**	$ 0.66	$ 0.22
Adjusted Net Income (1)	**$ 1.61**	$ 1.24	$ 0.83

At March 31:	**2012**	2011	2010
Cash Provided by (Used in) Operating Activities	**$ 360,046**	$ 296,339	$ 270,484
Free Cash Flow (1)	**283,121**	207,555	221,213
Total Debt	**965,425**	994,328	1,568,632
Total Backlog	**10,804,304**	10,923,665	9,012,923

(1) These measures are non-GAAP financial measures. Please see page 67 of this report for a reconciliation of these measures to GAAP and a discussion of why the Company is presenting this information.

Dear Colleagues and Shareholders:

In all walks of life, our most trusted colleagues and friends have this in common: We can count on them. No matter what the situation or challenge, they will be there for us. Booz Allen Hamilton is trusted in that way. You can count on us.

In fiscal 2012, Booz Allen delivered enduring results for our clients and solid earnings for our investors. We provided rewarding professional opportunities for our employees and much-needed support to our communities.

Every day, Booz Allen's clients perform missions that matter: protecting our national interests and shielding information systems and critical infrastructure from cyber attack, improving healthcare, safeguarding our financial systems, optimizing energy resources, and transforming transportation systems to make them safer and more efficient.

Even under the best of conditions, missions this complex and critical require astute strategy and solid execution. Today's unpredictable environment makes effectiveness and efficiency even more important. The United States federal government is in a period of significant uncertainty, characterized by funding challenges and budget cuts. And our commercial, institutional, and not-for-profit clients are affected by changing industry dynamics and global economic conditions.

Yet demand remains high for Booz Allen's capabilities and expertise across our diverse portfolio of clients. Today, we're on the front line developing strategies that make organizations more agile, capable, and efficient. We're helping clients analyze big data to accelerate and improve decision making. We're developing the technologies and building the solutions to deliver more and better services to citizens and customers.

These endeavors again have enabled Booz Allen to succeed in a difficult business environment. In fiscal 2012, we continued to grow revenue and improve margins, although at a slower rate than we have enjoyed over the last decade.

- Revenue increased 4.8 percent to $5.86 billion
- Free cash flow increased to $283.1 million
- Net income increased to $240.0 million from $84.7 million
- Total backlog was $10.8 billion at March 31, 2012
- Adjusted EBITDA increased 9.8 percent to $488.1 million

In just our second year as a public company, our Board of Directors initiated a quarterly dividend and paid a special dividend, each of which signals its confidence in our financial strength—and demonstrates our commitment to create value for our current and future stockholders. We also launched a successful employee stock purchase program that makes more employees owners of our company.

Inspired Thinking

Every one of us at Booz Allen focuses on the most important performance indicator: client success.

A large and growing percentage of our business directly impacts clients' core missions, where quality and performance truly count. Clients value the in-depth knowledge we bring to each engagement and our commitment to make these missions our own. They also know that we'll


"A large and growing percentage of
our business directly impacts clients'
core missions, where quality and
performance truly count."
—Ralph W. Shrader

Facts and Figures

Fiscal 2012

- $5.86 billion in revenue
- $10.8 billion total backlog of sold work
- 90 percent of revenue derived from engagements for which Booz Allen was the prime contractor
- 25,000 employees approximately
- 100 percent of employees participated in internal training programs
- 76 percent of employees held government security clearances, of which 49 percent were Top Secret or higher
- 5,600 cyber certificates held by employees
- 69 percent of staff reported volunteering

ask tough questions, examine their assumptions, and help them make hard choices and take bold action that drives sustainable results. That's why we're often asked to support such important initiatives as reengineering the Federal Aviation Administration's NextGen air transportation system and analyzing and integrating enterprise systems used by the Department of Defense. We're also applying methodologies such as our Enterprise Effectiveness and Efficiency (E3) framework to help government and business leaders do more with less through a combined focus on mission refinement, operational efficiencies, and cost savings.

Clients depend on us to help them prepare for what's next, and we do so by identifying major trends before they happen and by building the capabilities we need to respond. For example, more than a decade ago we saw cybersecurity as an evolving threat and invested heavily to build scale, experience, and capabilities. Today, we are a market leader at a time of explosive demand for these services. We are applying expertise gained from supporting the intelligence community to provide network defense, advanced cyber analytics, and cloud analytics solutions across the government, commercial, and international sectors. We followed the same path in healthcare and financial services, where the robust capabilities we built are helping organizations harness and protect vast data sets and comply with new regulations.

Solutions like these require that Booz Allen be agile and flexible so we can put the right people in the right places. Our collaborative culture empowers us to bring the best talent and best value to bear to every assignment.

Quality Growth

In fiscal 2012, we reaffirmed our strategy to pursue quality growth—not growth for growth's sake—and to focus on markets and services in which Booz Allen is truly differentiated.

Last July, we launched a focused expansion strategy beyond the US federal government market into commercial and international markets following the end of the non-compete agreement with our spin-off company. In the commercial sector, we are focusing on what we believe is our sweet spot, serving companies in the financial services, healthcare, and energy industries where we see strong intersections between the public and private sectors. Internationally, we are focused on the Middle East, where we see the greatest opportunities. To serve these markets,

Capabilities

Strategy and Organization
- Human Capital, Learning, and Communications
- Organization Efficiency and Effectiveness
- Strategy and Change Management

Technology
- Cyber Technology
- Strategic Technology and Innovation
- Systems Development

Analytics
- Cloud Analytics
- Decision Analytics
- Mission Analytics

Engineering and Operations
- Enterprise Integration
- Engineering
- Acquisition, Program Management, and Logistics





Top photo: Booz Allen serves financial services institutions in New York City from a new office that overlooks Bryant Park.

Bottom photo: A new office in the Etihad Towers (buildings at left) in Abu Dhabi gives Booz Allen access to clients throughout the Middle East.

we expanded our presence in New York City and in Abu Dhabi, where we will soon open a larger office in the Etihad Towers.

We also made several key changes to our senior Leadership Team to better meet market demand and lead our 25,000 people. With cybersecurity a top-of-mind client concern and a Booz Allen strength, we elevated Mike McConnell to the role of vice chairman, responsible for driving cyber capabilities across all our markets. We named Karen Dahut leader of our growing analytics capabilities, and Betty Thompson chief personnel officer. We also moved Rich Wilhelm to lead our intelligence business and Pat Peck to drive our E3 initiative.

We tapped two of our executive vice presidents to head areas we believe have strong growth potential: Mark Gerencser, one of our firm's most experienced and accomplished leaders, to lead our reentry into the commercial market; and Mark Herman, a recognized thought leader, to oversee cloud-based services. We have made significant investments in these and other high-growth areas to build scale and capability. Our new *Booz Allen Cyber Solutions Network*™ services give us a first-mover advantage in protecting client infrastructures and information, connecting our clients with thousands of cyber experts, technologies, and solutions through a dynamic and integrated network of cyber centers and laboratories.

As the year progressed, we also made several moves to free up funds to invest in growth areas and to position the firm for success in our core markets. These included the necessary, if difficult, actions to reduce the size of senior and middle management ranks. We created a more nimble financial structure by removing costs from our infrastructure and overhead. We fine-tuned our portfolio by divesting our state and local transportation business. And, to ensure that all employees protect our institution and our clients' trust, we devoted significant attention to ethics and compliance.

These are the kinds of decisions good companies make in challenging times, and over time these actions will make Booz Allen an even more successful, secure, and exciting place for our people to grow and excel.

Awards and Recognition

Booz Allen Hamilton's high standing as a business, employer, and community supporter was recognized by dozens of awards from major publications and organizations over the past year, including:

- "World's Most Admired Companies"—*Fortune* magazine
- "100 Best Companies to Work For"—*Fortune* magazine
- "Best Firms to Work For"—*Consulting Magazine*
- "Working Mother 100 Best Companies"—*Working Mother* magazine
- "Best Places to Work in IT"—*Computerworld* magazine
- "Top 25 Technology Consulting Firms"—Vault.com
- "Top 100 Military-Friendly Employers"—*G.I. Jobs* magazine
- "Ten Best Corporations for Veteran-Owned Businesses"—National Veteran-Owned Business Association
- "Top 50 Companies for Diversity"—DiversityInc
- "Best Places to Work for LGBT Equality"—Human Rights Campaign
- "10 Best Companies Supporting the Arts in America"—Business Committee for the Arts

Future Focus

Booz Allen's success at creating a workplace that challenges and satisfies our people was recognized by *Fortune*, *Working Mother*, and *Consulting* magazines, and by other publications and organizations, especially those supporting diversity goals and veterans opportunities (see top of page).

We also backed employee- and firm-led initiatives that supported more than 600 local and national charitable organizations over the past year through volunteerism, philanthropy, pro bono work, and in-kind donations. Booz Allen's long tradition of supporting the arts was recognized last fall when the firm was named by the Business Committee for the Arts to its 2011 list of the "10 Best Companies Supporting the Arts in America."

Booz Allen was recently named to *Fortune* magazine's prestigious list of the "World's Most Admired Companies." For me, this honor is a reflection of the strength, reputation, and resilience that come from nearly a century in business. I firmly believe Booz Allen is an exceptional company—in our agility in the marketplace, in the quality of our staff, and in our deep commitment to excellence, integrity, and client success. Yet we won't rest on our laurels. We remain focused on the future and have both the perspective of history and openness to change that enable us to seize new opportunities and deliver value, day after day, to our clients, employees, communities, and investors.

Ralph W. Shrader, Ph.D.
Chairman, Chief Executive Officer, and President
June 19, 2012

Missions that Matter: **Inspired Thinking**



Leaders in government and business are managing high-priority projects that are multidimensional and increasingly complex. And when results truly count, they're choosing Booz Allen Hamilton. Our long-standing relationships with federal agencies give us insight into mission requirements—and help us anticipate and navigate change. Our deep expertise and agile business model enable us to deliver the knowledge and skills clients value most—and compete effectively in the marketplace. And our reputation for excellence, integrity, client service, and inspired thinking makes us a valued and trusted partner.

Keeping information






return







secure

An integrated approach enables effective cybersecurity

Department of Veterans Affairs

A new information security strategy protects veterans health records from cyber attack

Sophisticated cyber threats challenge all organizations, but when hackers target healthcare systems, their attacks can compromise sensitive patient data and disrupt the medical technology used to save lives. This threat became reality at the Department of Veterans Affairs (VA). When two laptops and an external hard drive were reported missing from the agency, a network that spans more than 1,500 facilities across the country—and supports more than 400,000 end-users and over 700,000 devices—was instantly at risk. When a subsequent cyber attack breached its network, the VA took immediate action to implement robust cybersecurity solutions to safeguard the exposed personally identifiable data and health records on approximately 26 million veterans and active duty military personnel.

To put additional safeguards in place, the VA further consolidated all its information technology assets under the Assistant Secretary for Information and Technology, creating a new Office of Information Security of more than 500 people. Booz Allen worked side by side with the VA to help stand up this state-of-the-art information security organization. We helped develop strategic, tactical, and operational plans that would address near-term security and compliance considerations and shape the direction of the VA's security program. We then partnered to insulate the network from future attacks, quickly adjusting our staffing model to provide a near-real-time network forensics and response capability. Drawing on resources from across the firm, we also helped deploy security tools to 340,000 laptops in a six-month period and created an analytic capability that provides the VA with a common operating picture of the current security status of its global facilities. To support the new organization, we helped execute an award-winning security communications campaign to describe technical concepts to its security workforce and distribute more general security messages to a diverse audience of end-users.

Team members clockwise from upper left: Ilene Yarnoff, principal; Elaine Inn, lead associate; Bill Hummel, senior associate; Leslie Glaser, lead associate; and Dan Herlihy, senior associate, helped the VA stand up a state-of-the-art information security organization.

The Office of Information Security has evolved into an agile organization that is now meeting the VA's ever-changing cybersecurity demands. Today, the VA has the complete visibility it needs to engage its entire workforce in warding off security and privacy threats, detect and respond to advanced persistent threats, and protect the key health IT assets that provide critical medical services to veterans.

Booz Allen cyber experts built a dynamic model that has yielded tremendous insight into the way financial institutions identify and manage threats at a network level.


NEW YORK STOCK EXCHANGE

CyberM³ Model

New Cyber Capability Helps Commercial Enterprises Manage Risk

Cyber terrorists pose a significant and growing threat to the US and the global commercial ecosystem. And when they strike, enterprises can lose not just revenues and valuation, but also brand reputation, customer trust and confidence, intellectual property, and much more. With so much at stake, companies must secure key organizational functions to reduce the number and cost of cyber incidents, improve response times, and strategically align their security programs to proactively manage cyber risks.

Today's threats call for comprehensive, integrated strategies that align with business risk management objectives across the enterprise. To help companies assess risks and enact effective strategies, Booz Allen recently assembled a team of experienced cyber experts—highly credentialed professionals with expertise across the financial services, intelligence, and defense industries. Their mission: apply their collective insights and experiences to identify the root causes of cyber vulnerability in the commercial sector and build a next-generation maturity model that helps organizations more quickly recognize and manage emerging conditions that affect cyber operations.

The team built a dynamic model, CyberM³, that helps organizations measure, manage, and mature their cybersecurity programs. The model encompasses not only technology and analytics, but also business process engineering and human capital development. It also factors in the role that large, systemically critical organizations play in commercial markets and the economy. As a result, it has yielded tremendous insight into the ways companies identify and manage threats at a network level. The model has also yielded a new approach that revolutionizes traditional perimeter-based security by building on dynamic, tiered network structures.

CyberM³ is helping organizations transform their cybersecurity programs from the ground up—and implement key components across all three dimensions of technology, people, and policy. Booz Allen is now working to validate, refine, and polish the model, testing it with multiple clients in financial services and other markets to broaden its application and respond effectively to the diverse needs of stakeholders.

Booz Allen Cyber Solutions Network

A Dynamic Network Defends Critical IT Assets

Government and industry face increasingly sophisticated and complex security threats to their networks, and protecting them is vital to the nation's economic stability and security. Launched in 2012, *Booz Allen Cyber Solutions Network™* capabilities help clients defend critical IT assets by providing real-time access to the cyber talent, knowledge, and technology required to thwart attacks. We created a dynamic environment that virtually connects thousands of experts in advanced cyber analytics, computer network defense, cyber product and technology evaluation, and advanced cyber training. Because we understand that it takes a network to defend a network, our unique approach helps clients tackle cybersecurity challenges that can be solved only through cross-disciplinary collaboration.

Organizations can tap into the power of *Booz Allen Cyber Solutions Network* resources—a virtually linked constellation of nine centers and labs—from anywhere with an Internet connection to access the entire range of capabilities. As threats to a network escalate, or when a breach has been detected, we can scale these resources to meet the most urgent client challenges, delivering the right people, the right intelligence, and the right technologies.

The *Booz Allen Cyber Solutions Network* service also promotes innovation, encourages collaboration, and advances education and training. It gives Booz Allen experts a platform to push the boundaries of cyber capabilities by sharing new ideas and testing new technologies. It also offers a networked learning environment and a virtual secure operations center where cyber experts can advance their skills and learn about new challenges.



Cyber experts at the McLean, Virginia, center focus on e-discovery, mobile response, and cyber threat monitoring, modeling, and simulation.

Investor-Owned Utility

Nuclear Facilities Secure Vital Digital Assets

As US nuclear power plants upgrade from analog to digital systems, they require new solutions that insulate them from cyber attacks that can impact safety, security, economic vitality, and quality of life across the vast regions they serve. Today, the nation's 94 active nuclear facilities face diverse challenges as they work to meet rigorous new federal cybersecurity requirements. Booz Allen is helping the industry achieve near-term compliance and long-term cybersecurity with a commercial nuclear energy team of experts who possess deep experience across the spectrum of information technology, nuclear engineering, and nuclear industry regulation.



In particular, our team is helping one investor-owned utility implement multiple cybersecurity requirements before the government-mandated December 31, 2012, deadline. The team is examining all analog and digital components to document how many systems there are; identifying the critical digital assets and systems that have a direct impact on safety, security, and emergency preparedness; and evaluating and documenting the systems currently in place to secure these components. To support future compliance, the team has recommended and will help implement a new tool that automates compliance management activities, captures and records these activities, and makes the data easily accessible for tests and audits.

Meeting these requirements will enable the utility to prepare for the approved construction of new facilities—and continue its 30-year legacy of providing clean, economical, reliable, proven nuclear power.

Leading large-scale









change

Multidisciplined approach makes transformation seamless and effective

Federal Aviation Administration

A major transformation of the national airspace system is improving safety, efficiency, and capacity—and taking air transportation to new heights

Today's US air traffic control system relies heavily on ground-based radar technology and voice communications—aging technologies that can lead to safety and security risks, chronic delays, and the economic and environmental consequences of higher fuel consumption. The Federal Aviation Administration (FAA) is responding with the Next Generation Air Transportation System (NextGen). Built on the foundation of an integrated network-centric architecture, it will empower operators and vehicles to exchange dynamic, precise data and apply it to maximize safety, mobility, and sustainability.

Technology and systems engineering expertise are critical to a project of this magnitude, and success depends on achieving an integrated system-of-systems that brings together advanced air traffic control and avionics capabilities. Moreover, to meet higher air traffic volume and drive economic gains and environmental efficiencies, it's essential that policy, airspace design, and workforce competencies evolve on parallel paths. As one of the administration's primary systems engineering and integration partners for its 2020 Systems Engineering and Research and Mission Analysis Contract, Booz Allen is working across the air transportation industry to help integrate 21st-century technologies that will transform the US air traffic control system. We are providing a broad range of integrated support services that also include investment and business case analysis, requirements analysis, systems integration, training, and program/portfolio management.

Booz Allen teams are collaborating on many fronts to advance NextGen. We developed an approach to technical, cost, benefit, and risk analysis that helps leaders understand the trade-offs between alternative NextGen investments. The NextGen framework, which we worked with several other companies to create, is helping the administration develop, analyze, and implement the new National Airspace System Enterprise Architecture. We are identifying cost-effective solutions for a redesigned air traffic management infrastructure that will integrate future technologies, facilities, air traffic control operations, policies, and a modern workforce. And we helped develop new procedures to reduce flight times and ground delays.

Team members clockwise from upper left: Kandis Porter, senior consultant; Abdul Khandker, associate; Brian Legan, vice president; Chris Balcik, principal; Jeffrey Freemyer, lead associate; and Roberta Leftwich, principal, support a large engagement with the Federal Aviation Administration to engineer the integrated network-centric architecture that will drive the Next Generation Air Transportation System.

Since the ownership of infrastructure assets spans government, industry, and state and local entities, Booz Allen is applying a *megacommunity*^{SM} approach to engage the multiple agencies responsible for NextGen, airlines, business aviation operators, and general aviation aircraft owners. They are working together to help realize NextGen's early benefits.

US Air Force 480th ISR Wing

Providing Warfighters Vital Intelligence and Support

The US Air Force is responsible for providing airborne intelligence, surveillance, and reconnaissance assets (e.g., U-2, Global Hawk, Predator, and Reaper) to combatant commanders to meet joint/coalition operations. To gather and disseminate this intelligence, it employs a net-enabled information architecture to integrate global sensor data of all types and turn it into actionable intelligence. The Air Force relies on the 480th Intelligence, Surveillance, and Reconnaissance Wing (480th ISR Wing) to deliver exploited intelligence collected by those Air Force platforms.

In 2009, 480th ISR Wing leadership initiated a new biannual event, Sentinel Focus, to observe real-time intelligence support activity, identify mission-critical issues, and apply lessons learned to improve intelligence, surveillance, and reconnaissance. Booz Allen partnered with the 480th ISR Wing to observe operation of the Air Force Distributed Common Ground System, also known as the Sentinel weapon system. Together, we examined its most critical operational issues, made recommendations, applied detailed analysis, and recommended changes to improve Wing operations.

Booz Allen assembled and coordinated more than 100 observers in four countries and 15 intelligence organizations. Stakeholders observed how analysts at each site executed operations for joint/coalition warfighting missions across multiple areas of interest. Their insights led to key initiatives that are increasing the Wing's ability to meet rapidly growing ISR collection and reporting requirements.

In just three years, Sentinel Focus has established a strong culture of continuous improvement. It has also assisted stakeholders in overcoming operational challenges and provided leaders with a mechanism to fully define and shape resources and operational decisions on Sentinel weapon system employment, tactics, and major investments.



Kurt Schueler, associate; Mike Tallent, senior associate; Carlos DelCastillo, associate; and Dan McConnell, lead associate, support a new biannual event, Sentinel Focus, that is helping the US Air Force 480th ISR Wing shape the future of its Sentinel weapon system.

Profile: Serge Duarte

Engaged Community Takes Back the Streets

Booz Allen professionals are well known for making client missions their personal missions, and Lead Associate Serge Duarte is no exception. He brings great passion to his role as domain expert of the US Immigration and Customs Enforcement Secure Communities program.



From an early age, Duarte was exposed to the dangers and menaces of gang activity in Central Los Angeles. While many around him turned to theft, assault, and narcotics trafficking, the early support he received in after-school programs set him on a different path. He developed a lifelong personal mission to help troubled youth avoid gangs. He has pursued this mission relentlessly as a sergeant in the US Marine Corps, as a US Immigration and Customs Enforcement special agent, and currently as a Booz Allen professional.

Today, Duarte helps federal and local law enforcement agencies use new technologies and capabilities to identify and arrest criminal aliens—and to combat such criminal gang activities as cross-border narcotics smuggling, cyber crime, and counterfeit pharmaceuticals. He also serves as the volunteer commissioner and chair of the County of San Diego North County Gang Commission, formed in 2008 by two members of the county Board of Supervisors. He is leading a multidimensional approach that includes soliciting grants, forging relationships with community programs and resources, and using social media to distribute gang prevention materials.

"Everyone has the ability to affect the way our boys and girls grow up," he says, "and I'm proud that so many Booz Allen colleagues are making a real difference by applying their professional skills and values in the communities they serve."

US Army Casualty and Mortuary Affairs

Giving Survivors the Resources They Need

When soldiers make the ultimate sacrifice, surviving families welcome outreach and support during their time of need to secure the benefits, entitlements, and services set aside for them. But as the conflicts in Iraq and Afghanistan stretched available resources, the Army Casualty and Mortuary Affairs Operations Center (CMAOC) realized it needed a new, centralized capability to better provide rapid, easy access to its casualty assistance officers—and a mechanism to measure the incidence and quality of assistance provided.

To enhance communication with survivors, a team from Booz Allen helped establish the Families First Casualty Call Center. Its staff—former military health professionals trained in helping with survivor issues—documented all processes related to survivor benefits and the most common inquiries, and created comprehensive standard operating procedures to provide consistent levels of service. Next, the team surveyed more than 4,300 survivors to identify how to better serve them and helped establish an extended national network of Army personnel to provide long-term support.



Today, the Army employs a survivor-centric model that leaves no question unanswered: More than 90 percent of incoming calls are answered within 60 seconds; requests are responded to within 48 business hours; and more than 20,000 survivors have accessed the CMAOC's extensive network of case management workers and benefit, support, and financial coordinators. This transformational program has also proactively reached more than 5,000 survivor beneficiaries to give them retroactive entitlement payments.

Empowering people



to excel

Innovative programs are shaping the workforce of the future

Women's Agenda

Opening new pathways to career and personal success—and fostering an inclusive work environment

Booz Allen is committed to engaging the absolute best talent to solve our clients' toughest challenges, and that means tapping the skills, expertise, and potential of all our people. Today, demand for knowledge workers is on the rise, and women compose a greater share of the highly skilled and highly educated talent pool than at any point in history. These factors make attracting and developing talented women a business imperative—and a strategic driver that fuels the firm's growth. In 2010, Booz Allen launched the Women's Agenda, a firmwide strategy to integrate and scale our existing efforts, enhance our support of women's professional development, and foster a more inclusive work environment in which both women and men can reach great heights.

To promote advancement within Booz Allen, the Women's Agenda introduced new programs to support leadership skill-building and increase exposure. Invitational programs are designed to stretch highly talented staff to take on assignments outside of their traditional roles to help improve their chances of advancing and provide additional support for women leaders. Further, mentoring programs facilitate career development conversations between staff and influential women leaders and women of color.

Externally, the Women's Agenda created a more focused, deliberate plan to expand the firm's outreach to prestigious industry organizations. "These partnerships benefit Booz Allen's many talented women with increased visibility, enhancing their professional development as they speak on panels, take on leadership opportunities, and are recognized with national awards," says Betty Thompson, chief personnel officer and Women's Agenda co-lead. "These relationships also support these organizations as they serve the broader community and increase the firm's access to diverse candidates with highly specialized skill sets."

Team members clockwise from upper left: Betty Thompson, chief personnel officer; Lisa J. Bethel, lead associate; Maria Darby, senior vice president; Sonia Checchia, lead associate; Susan Penfield, senior vice president; and Tammy Summers, associate, are working to advance Booz Allen's Women's Agenda. This firmwide initiative is helping Booz Allen attract new talent, enhance diversity, and provide women with mentoring and leadership development opportunities that enhance their careers.

"The Women's Agenda is creating many new opportunities for women at Booz Allen," says Susan Penfield, senior vice president and agenda co-lead. "Today, women are responsible for building and managing significant businesses across all markets and capabilities, and their achievements are widely recognized." The number and percentage of women in our organization has also grown—as has their representation at the officer and Leadership Team levels. Further, the success of the Women's Agenda has paved the way for the development of six additional diversity agendas. Together, these initiatives are expanding the climate of inclusion across our firm—and are boosting our reputation as an employer of choice.

Transitioning Warrior Summits

Strengthening Local Support Networks for Veterans

Multiple deployments, combat injuries, and the challenges of reintegration can have far-reaching effects for veterans, their families, and communities. In the fall of 2011, as part of our ongoing commitment to service members, Booz Allen launched the first in a series of four daylong Transitioning Warrior Summits in cities across the United States. Each pro bono summit was held in partnership with a leading nonprofit organization and brought together our health expertise with a community effort to foster collaborative initiatives promoting military family quality of life, including psychological health.


ALL AMERICAN
ADJUTANT

At each summit, local government leaders, businesses, and nonprofit leaders gathered to explore how best to overcome the obstacles faced by service members and their families as they seek to access needed services. Participants further sought to improve upon services already in place. Attendees envisioned innovative partnerships; strengthened ties to local, regional, and national resources; and built alliances across locations and organizations. Summit leaders further identified concrete actions to improve information systems, enhance virtual tools, find veterans in need, and help navigate access to care.

Booz Allen will share successful approaches and models for how communities can collaborate and combine their expertise to help veterans and families achieve positive outcomes.

Profile: Angela Orebaugh

New Belting Program Boosts Skills and Recognition

Tackling the most complex challenges requires deep functional knowledge, which is why Booz Allen attracts high-achieving individuals with expertise in high-demand skill areas. To encourage our staff's ambitions, we created a new Functional Skills Belting Program that supports staff in developing critical skills in key disciplines—and helps them earn the recognition they deserve. Earning a belt as a Specialist, Expert, or Fellow is a significant career milestone that positions staff to take on even more challenging and exciting assignments, mentor high-potential colleagues, and gain greater visibility inside and outside of Booz Allen.

In 2012, Senior Associate Angela Orebaugh earned distinction as a Booz Allen Hamilton Fellow for her expertise in cybersecurity. During her 10 years at Booz Allen, she has supported high-visibility clients across the civil, defense, and commercial sectors. As cybersecurity has evolved as a discipline, Orebaugh applied her background in computer and network security to cultivate functional expertise and lead research and development in security architecture, security automation, continuous monitoring, and other emerging cyber fields. Orebaugh has authored six books on cybersecurity. She also teaches in the Computer Forensics program at George Mason University.

"My new role as a Fellow is opening many doors at Booz Allen—and in the broader cyber community," she says. "I'm building new cyber capabilities for mobile, social media, and cyber physical systems. I'm also mentoring colleagues in many cybersecurity areas and helping Booz Allen gain visibility as a cyber leader with my speaking and publishing."





Rondell Shields, associate; Jay Harless, lead associate; Elizabeth Lawson, lead associate; George Taggett, senior associate; and Nicole JeNaye, senior consultant, apply their eLearning expertise to help federal agencies and the military align training with mission goals. eLearning solutions require fewer instructors and less time in the classroom.

Workforce Development

Learning Solutions Build High-Performance Organizations

Each day, government workers and military personnel confront increasingly diverse and complex issues that affect everything from national and economic security to health and welfare. As new challenges arise, and as new professionals enter the workforce, federal agencies manage and improve their performance by providing workers the specialized training and professional development they need to maintain mission readiness.

Booz Allen develops and deploys comprehensive and integrated workforce management and employee development learning solutions that help clients optimize their human capital. We identify the vectors that have the greatest impact on organizational objectives and missions and apply our functional expertise in learning analysis and strategy, instructional design and development, instructional implementation and sustainment, and learning program management to deliver practical, current, real-world training.

In each case, Booz Allen experts consider the learning content required, the instructional methodologies that will best engage professionals, and available technologies that can deliver optimal reach and results. For example, professionals who work in fast-paced, dynamic environments respond well to immersive learning programs that apply an appropriate mix of instructional simulations, game-based learning, interactive storytelling, exercises, and serious board games in either a live or virtual environment. We work with clients to develop customized programs that actively engage teams in experiences that require problem formulation, analysis, decision making, and communication.

Booz Allen also helps clients develop and execute large-scale, Web-based learning management systems that deliver the benefits of distance learning and streamlined administrative processes. For one government client, our team drew on Booz Allen's robust multimedia eLearning capability to design innovative learning products and formats that trained thousands of professionals around the world with fewer instructors, at a lower cost, and with less time in the classroom. These formats featured a mix of classroom instruction, distance learning, and other point-of-need learning approaches. The team designed Web-based portals and other collaboration tools (e.g., wikis, blogs, and social networking) to facilitate further dialogue and collaboration between learners before, during, and after training.

Achieving more with













National Aeronautics and Space Administration

Rigorous cost analysis improves budgeting and scheduling processes—and clears new space exploration strategy for liftoff

At a time of shifting budget priorities, agencies must compete vigorously for future funding. And Congress is demanding more rigor than ever around the programs agencies develop—and the budgets they submit. NASA successfully met this challenge in 2011 when Congress agreed to fund its new Space Launch System—a long-term investment that will provide an entirely new national capability while ensuring continued US leadership in space.

Given the high visibility of this program as well as the companion Multiple Purpose Crew Vehicle and Ground Operations programs, the Office of Management and Budget required NASA to provide an independent cost assessment of its budget estimate early in the life cycle to ensure that it had based acquisition planning on realistic and achievable cost and schedule estimates. This scenario-based analysis of the system's rocket, crew vehicle, and ground operations would also help the NASA administrator evaluate the various architecture options and defend NASA's recommendation. NASA selected Booz Allen for this project based on our deep expertise in decision analytics, space systems, and engineering.

Under significant time constraints, Booz Allen assessed the bases of estimates for budgets, schedules, reserve strategies, and risks to determine whether they were well documented, comprehensive, accurate, credible, traceable, and executable. Our team of budget analysts, engineers, and systems integrators determined that the point estimates were reasonable for the near-term horizon but questioned several assumptions behind the long-term projections. Booz Allen's assessment helped reveal that the programs lacked sufficient reserves to cover the different scenarios, and that several technical risks could have significant impacts on cost and schedule. The team also identified the need to perform quantitative risk/sensitivity analyses.

Team members clockwise from upper left: Rodolfo Lavaque, associate; Marguerite Morrell, principal; Matthew Pitlyk, senior consultant; Mike Smith, lead associate; and Eric Druker, lead associate, used their deep expertise in decision analytics, space systems, and engineering to analyze NASA's budget for its new Space Launch System.

Our experts made several recommendations to help improve the budgeting and scheduling processes going forward. These included developing an integrated master schedule across the project's rocket, crew vehicle, and ground operations components, while maintaining a rigorous distinction between them in budgets. Booz Allen adopted a new structure for its report that made it easier for NASA, and ultimately Congress, to evaluate each component. The outcome was so successful that Congress asked NASA to adopt this structure in future budgets.

Enterprise Effectiveness and Efficiency

Moving from Cost Cutting to True Mission Performance

Agency leaders face tremendous pressure to decrease spending, improve transparency and accountability, and get the most out of every mission dollar. This environment requires them to clearly understand the many budgetary, organizational, operational, technological, and cultural factors that drive efficiency. It also demands they make tough choices and take bold action to identify mission priorities, focus and optimize resources, weigh future investments to achieve long-term savings, and ensure mission effectiveness.


MAKING
SMART CUTS
Lessons from the 1990s Budget Front
PARTNERSHIP FOR PUBLIC SERVICE
Booz | Allen | Hamilton

To help policymakers and agency leaders confront the current economic crisis, Booz Allen and the Partnership for Public Service examine lessons learned from government downsizing in "Making Smart Cuts: Lessons from the 1990s Budget Front."

Booz Allen developed its Enterprise Effectiveness and Efficiency (E3) framework to help these leaders rapidly identify ways to optimize their existing resources and efficiently maintain mission-critical activities. Our approach helps clients target the key drivers of an efficient and effective organization: mission, operations, support, and readiness. Using Booz Allen's intelligent diagnostic and analytic tools, organizations can define their current costs, prioritize areas to make smart cuts, and create defendable budgets so they can transition to streamlined ways of operating.

Recently, the Department of Homeland Security Science and Technology Directorate required precisely such tools and expertise in its efforts to strengthen internal controls over unliquidated obligation balances. Booz Allen collaborated with the directorate to quickly establish, standardize, and institutionalize necessary financial and internal controls. We helped it develop a verification and validation model that identified and mitigated key challenges and financial operational risks. In less than eight weeks, Booz Allen helped the agency verify and validate 98 percent of its $1.1 billion of unliquidated obligation balances, reduce backlogs by 75 percent, and recover more than $24 million to support unfunded requests.

US Air Force

Budget Analysis Helps Air Force Measure and Reduce IT Costs

Rising costs have made information technology a major focus in the quest for efficiency and cost reduction, and federal agencies are creating ambitious targets for upfront savings and long-term performance. But IT environments can be fragmented and complex; measuring current IT costs and developing effective plans and accurate budgets can be challenging. Booz Allen developed its *RightIT*™ methodology to help organizations reduce IT spending, retain valuable IT capabilities, and improve enterprise-level performance. This comprehensive analytical framework helps clients make informed decisions, comply with agency mandates and documentation requirements, and respond to agency budget requests.

During the 2012 budget planning cycle, the US Air Force took proactive steps to reduce its IT budget by more than $1 billion in future years, and its CIO identified eight initiatives to drive IT efficiencies. Because these initiatives were complex and interrelated, the CIO engaged Booz Allen to validate that the plan could deliver the required efficiencies without significant risk. Over a five-month period, a multidisciplinary team of specialists completed seven stand-alone business case analyses, a separate manpower study, and an integrated assessment of dependencies and risks. By identifying conflicts and synergies among initiatives, and reallocating savings to the proper program elements, Booz Allen's analysis helped the US Air Force make cost-savings decisions that will transform its IT infrastructure.





A new process will help reduce IT costs, improve return on investment, and control operational risks —all while effectively supporting the missions that intelligence analysts perform.

US Central Command

Mission Engineering Helps Contain IT Costs

Experts in analytics, cyber technologies, and strategic technology and innovation are helping our client reengineer its IT systems to remove costs and boost performance. Pictured from left to right: Ronald Owens, associate; Robert Furtado, vice president; Melissa Soley, principal; James Tallman, associate; Eulysses Roldan, associate; James Prossner, associate; and Truth Yang, lead associate.

As the Department of Defense winds down two wars, US Central Command (USCENTCOM) is reviewing its current operational model and budgeting process to build new strategies for achieving increased efficiency, greater transparency, and lowered costs. Responding to a directive by the Secretary of Defense, USCENTCOM is evaluating its personnel needs and functional processes and the enabling IT as potential sources of savings. Reengineering information systems is a complex challenge, however, since defense analysts rely on interdependent systems to perform diverse functions and tasks. Any proposed new strategies and business processes must continue to support these mission functions, adapt quickly and flexibly to a changing environment, and demonstrate how these investments help analysts produce intelligence.

In 2011, the client began a formal deep-dive analysis to meet three goals: determine the current and new mission sets that its enterprise architecture needs to support, identify current capability gaps, and prioritize and justify new investments. The client turned to Booz Allen to help fulfill this important mission. Experts in analytics, cyber technologies, and strategic technology and innovation applied the firm's *Mission Engineering*® service to identify functional needs within each mission area, align them with application-level programs, and visualize both redundancies and gaps.

For the first time, the client will enter the budgeting process with end-to-end IT services that package all the people, processes, technology, and information needed to support specific business/mission capabilities. Leaders will understand who supports their IT requirements, what IT does for them, and where they can create IT efficiencies. Service managers will have the knowledge, relationships, and control to respond quickly to new demands. The new Service Definition process will also reduce costs, improve return on investment, and control operational risks—all while effectively supporting the missions that intelligence analysts perform.

Engineering from the








STOP







ground up

Rapid prototypes and operational support generate swift results

US Army

New battlespace technology helps soldiers detect enemy communications and locate improvised explosive devices

In Iraq and Afghanistan, US soldiers in reconnaissance patrols, forward operating bases, and combat outposts confront life-threatening ambushes at any time. To meet this constantly evolving threat, the US Army urgently needed new tactics and technologies to better understand the battlespace and maintain tactical advantage. Booz Allen, in partnership with the US Army and a key subcontractor, helped design, test, produce, field, and sustain the Wolfhound radio direction finder system. This versatile system provides soldiers with critical information to detect enemy communications and trace the signal path from command and control nodes. It helps protect soldiers from improvised explosive devices—and often helps them locate the enemy directly. And unlike traditional equipment, it's lightweight, handheld, and easy to use.

This project involved significant hardware, software, and platform systems integration in which Booz Allen applied its expertise in supply chain and logistics, training, engineering and science, cyber technologies, acquisition and program management, and enterprise integration and purchasing. We developed and tested the prototype, selected a manufacturing partner and managed the manufacturing process, and developed a tool that tracked components and deliveries down to the part number to keep each biweekly production delivery on track.

Over an eight-month period, Booz Allen fielded 385 units on time and without a single recall—and 18 percent under budget to save the Army $7.7 million. As the prime contractor, Booz Allen oversees ongoing task management, development of technical documentation and training materials, system fielding, training activities in-theater and within the continental United States, and system life-cycle support. Today, commanders at every level have touted the system as one of the most critical programs in-theater. Wolfhound, now fully incorporated into newly formed tactics, is helping squads, platoons, and base camps gather intelligence on high-value targets. This reliable, cost-effective, life-saving device—rated as one of the top-10 required systems in Operation Enduring Freedom—has also earned an Army Greatest Invention of the Year award.

Team members clockwise from upper left: Dave Ludwig, senior associate; Vince Simpson, principal; Dan Fitzpatrick, associate; Brian Abbe, vice president; George Lambrinos, associate; and Vicky Veluz, associate, are part of a team that is providing full life-cycle support for an innovative new battlefield technology that helps the US Army gather field intelligence.



Federal Bureau of Investigation

New Biometrics Unit Develops and Tests Advanced Tools

The Federal Bureau of Investigation is developing new biometric technologies that promise to enhance national security while ensuring compliance with privacy laws, policies, and procedures. Its Science and Technology Branch established the FBI Biometric Center of Excellence (BCOE) to foster collaboration, improve information sharing, and bring innovative biometric solutions to life.

Booz Allen has supported the BCOE since its inception, working closely with all major stakeholders to define, stand up, and support the new organization. Our team of experts in strategy and operations, biometric technology, law enforcement, communications, and other disciplines performed research, analysis, and interviews and synthesized the results in foundational documents that established the BCOE's vision, organizational position, and service offerings. Our team is also augmenting the BCOE's technical capabilities and working to advance biometric technology development. With support from Booz Allen and numerous other partners, BCOE is exploring and advancing new and enhanced biometric technologies and capabilities that meet evolving critical law enforcement, intelligence, and civil requirements.

Bob Sogegian, vice president; Manal McCarthy, associate; Jenna O'Steen, lead associate; Brandon Calderwood, associate; and Nader Kalifa, associate, helped the FBI establish the Biometric Center of Excellence to develop new biometric technologies and capabilities that meet evolving requirements.

US Centers for Disease Control and Prevention

Strategic Plan Targets Public Health Challenges in Uganda

For the past two decades, the US Centers for Disease Control and Prevention (CDC) has worked with the government of Uganda to confront the unique public health challenges facing the country, including HIV/AIDS, malaria, tuberculosis, and a variety of non-communicable diseases. Moving forward, CDC-Uganda is facing several uncertainties and constraints, such as funding for the President's Emergency Plan for AIDS Relief, the US economic environment and its impact on federal budgets, and changing health priorities. These and other factors made it important for CDC-Uganda to develop a plan to focus its efforts on impacting health in Uganda while effectively using resources. It asked Booz Allen to collaborate on a new five-year strategic plan to secure future funding, optimize its resources and expertise, and provide focused support to the Uganda Ministry of Health.

For six weeks, a team of Booz Allen experts in global health, strategy, organizational development, and communications worked in Uganda to facilitate the planning process. The team examined the client's strengths, challenges, changing environment, opportunities, and potential risks. It led a week-long planning workshop that involved more than 200 CDC-Uganda staff and helped turn their ideas into a final strategic plan that outlined the mission, vision, goals, and objectives. Additionally, Booz Allen developed communication and implementation plans with strategies for sharing the new direction and prioritizing the new goals, objectives, and strategies.

With its new plan approved, CDC is now well positioned to fulfill its mission to protect the health of Americans, enhance the capacity of Ugandan public health systems, and protect the health of the Ugandan people.



Distributed Common Ground System-Army

Cloud-Based System Delivers Real-Time Intelligence

Asymmetric and unconventional warfare calls for a new intelligence capability—one that gives US soldiers and their allies advanced tools to rapidly track high-value individuals, plan and clear travel routes, and perform related operations. These capabilities in turn require a premier intelligence, surveillance, and reconnaissance enterprise system that enables intelligence information to flow seamlessly and securely to and from soldiers on the front lines.



Booz Allen has supported the Army's Intelligence and Information Warfare Directorate (I2WD) and Distributed Common Ground System-Army (DCGS-A) program for more than a decade. For the last few years, a Booz Allen team has worked to develop the DCGS-A Standard Cloud, the transformational advanced analytical system of the future. This revolutionary cloud-based system brings together data sets from different sources, so analysts at every level can rapidly gather, process, and share intelligence data to shape ongoing operations. Through a user-friendly interface, the system delivers massive and elastic data storage and processing capacity, with the power to query, sort, and analyze hundreds of millions of textual intelligence products in less than one second.

The team worked with Army intelligence analysts and information specialists to develop the system's initial requirements and leveraged cloud architecture from an intelligence community cloud computing effort. Booz Allen defined the infrastructure, acquired the hardware, integrated commercial and custom-developed software, produced test scenarios and training materials, and facilitated deployment and support in-theater. The team also performed data validation, functional testing, regression testing, and performance testing to ensure quality. The DCGS-A Standard Cloud is now accredited, deployed, and fully operational in Afghanistan.

Turning big data into









insight

Breakthrough technologies enhance analytics to boost performance

Mercy

Applying analytics to health records leads to new practices that save lives and reduce costs

For more than 150 years, the healthcare system Mercy has pursued a mission to deliver compassionate care and exceptional service. Hospital-acquired infections pose a direct threat to this mission—and to the system's bottom line. So when administrators grew concerned about mortality rates from sepsis, severe sepsis, and septic shock in Mercy hospitals, they attacked the problem head-on.

As an early advocate of electronic medical records, Mercy had built large sets of patient, treatment, and outcomes data. But as with many hospitals, it needed an effective methodology for analyzing this data and converting it into useful knowledge and information. A team from Booz Allen provided the analytical, clinical, administrative, and business expertise to identify "red flags" for sepsis and help implement new processes to improve outcomes.

Booz Allen's biomedical informaticists and advanced analytics experts helped develop an event-centric ontology that could harness both structured data from patient charts and unstructured notes added by medical personnel—and speed up the real-time discovery and analysis of electronic health records. Booz Allen examined 27,000 anonymized patient health records that included thousands of data fields per record. Our team then analyzed compliance with international standards of care for sepsis, severe sepsis, and septic shock, and compared that compliance with patient outcomes. The data led to a new set of clinical indicators that may identify high-risk patients, so caregivers can prioritize their care.

Analysis also revealed an opportunity to improve patient outcomes. When the data revealed a gap in compliance with international standards, Mercy developed an educational campaign to promote best practices associated with treating patients with sepsis.

Team members left to right: Jeni Fan, associate; Reechik Chatterjee, lead associate; and Yugal Sharma, lead associate, developed an innovative approach that uses advanced analytics to identify "red flags" for sepsis.

This project will enable Mercy to reduce sepsis mortality, protect patients, reduce overall health costs, and free up financial and staffing resources for other priorities. It also substantiates a new advanced analytics methodology with the potential to help other healthcare organizations improve patient care.

National Institutes of Health

New Predictive Models Inform the National Children's Study



Advances in data mining and analytics empower health organizations to undertake large-scale studies, and the insights they generate into health and disease can improve the well-being of children and help shape policies and practices for years to come. The National Institutes of Health (NIH) is undertaking a public health study of unprecedented size and complexity—a 25-year National Children's Study that will collect data on at least 100,000 children from before birth to age 21. Booz Allen has supported the study since 2003.

In 2009, the study's director reached to Booz Allen to assist in developing a data-driven, evidence-based approach to guide planning, execution, and monitoring. Booz Allen analytics experts developed innovative predictive models and used data from a 2007 pre-study to examine key protocols for operations, logistics, and communications. This rigorous modeling process led to changes that will ultimately improve execution and monitoring—and ensure a design to generate sufficient quality data at the end of 21 years.

Such analytic models can be used to track a research study's progress and support data-driven decision making. Because the models can make projections based on current status and observed history, the research organization can explore future scenarios to detect issues and take corrective actions. These capabilities are essential to managing the execution of any complex study.

Proactive Security Solution

Groundbreaking Tool Set Helps Protect Sensitive Data

Today, most government and commercial business activity and intellectual capital development take place in cyberspace, and our nation's security and prosperity depend on our ability to protect massive quantities of data from malicious threat actors, including nation-states, organized crime, and terrorist groups. These threat actors, called advanced persistent threats (APT), have the resources to bypass all of today's best security practices and compromise these networks. These threats can remain undetected for extended periods of time (often years) and systematically steal intellectual capital, sensitive government or commercial data, and personal identifying information.

With so much at stake, Booz Allen examined the current security landscape and determined that no existing government or commercial "off the shelf" security solution could proactively detect malware for which no antivirus signature existed. Applying our years of experience in the government and commercial environments, we developed a new paradigm that replaces passive monitoring of a network's border devices with a proactive hunting solution that analyzes system internals for indicators of APT malware and other behavior. Booz Allen's Automated First Responder tool set uses statistical analysis to identify uniquely configured systems and identify malware for which there is no antivirus signature. We then can implement a coordinated response that includes reimaging all compromised machines while simultaneously changing all methods of network access and closing off all points of reentry.

With Automated First Responder, our staff now has a tool set to stay ahead of continually evolving adversaries. Our services can identify network threats, triage them, and provide follow-on security architecture and policy services that securely position clients for the long term.


EMERGENCY

Booz Allen is working with the nation's most prestigious hospital systems and leading commercial healthcare organizations to develop cyber solutions that protect patient medical records from cyber attack and safeguard the integrity of medical research data.

US Government Client

Innovative Cloud Analytics Solution Turns Knowledge Into Action

A revolutionary cloud-based system brings together data sets from different sources, so analysts at every level can rapidly gather, process, and share intelligence data to shape ongoing operations.



Ray Hensberger, lead associate; Paul Tamburello, associate; Stephanie Beben, associate; and Josh Sullivan, principal, are applying cloud analytics to extract potentially significant information and patterns from existing data to help the client forecast potential cyber attack events.

Our world is increasingly measured, instrumented, monitored, and automated in ways that generate incredible amounts of rich and complex data. This data-driven environment creates new hurdles for improving intelligence analysis, which depends on the ability to draw insights and value from disparate data. As data flows in, analysts need powerful capabilities to quickly and precisely process large and often unstructured cyber data sets to generate near-real-time results.

Booz Allen was called on to help improve mission performance, reduce costs, and modernize national intelligence systems. Applying its deep understanding of the client's mission, the team determined how best to accommodate today's large, complex data volumes—and how to build in the flexibility to adapt to future needs. Rather than using cloud technology for infrastructure, the team focused on applying cloud analytics to extract more value faster from massive data sets. Building on the existing infrastructure, Booz Allen constructed a private cloud that enables the client to leverage more of its computing resources for advanced analytics. The team then introduced a cloud analytics solution that used advanced cyber predictive analytics and existing data to forecast potential cyber attack events and detected anomalies in normal background data to extract potentially significant information and patterns.

The cloud analytics solution is now accessible throughout the client organization, and analysts are relying on data mining, machine learning, and other automated analysis techniques to transform data into knowledge, and knowledge into action. Features such as entity classification, predictive models, pre-computation, and aggressive indexing are also providing quicker insight—including the ability to answer previously unanswerable questions. As cloud analytics proves its value, other organizations also are considering this model as they respond to new White House mandates to strengthen analytical capabilities.

Creating sustainable









 Strategies and technologies are bringing green initiatives to life

Energy Initiatives Task Force

Public-private partnerships are helping the US Army achieve its long-term energy and sustainability goals

Rising energy security challenges, stringent energy efficiency standards, escalating fuel prices, and concerns about greenhouse gas emissions have made renewable energy an important Department of Defense priority. To chart an energy-secure future, US Army installation leaders established an aggressive target to draw 25 percent of power from renewable sources by 2025. Given the estimated multibillion-dollar investment required to achieve this, the Army is unlocking the value of underused or undeveloped Army property by pursuing public-private partnerships with industry to finance and build economically viable large-scale renewable energy projects. These projects will optimize available renewable resources, reduce fossil fuel consumption, and build energy resilience.

Creating a large nationwide renewable energy portfolio requires consistent, tested, and market-focused methodologies. It also demands operational discipline; functional expertise in finance, policy, real estate, and renewable energy; and the proven ability to engage diverse stakeholders and secure their support. Booz Allen is helping the Army build this portfolio. The team began by engaging industry and Army stakeholders and using their input to establish a strategy, processes, and policies. We developed a Renewable Screening tool to analyze renewable resources, state regulations, and financial drivers. The team's analysis has generated a preliminary pipeline of project opportunities and is helping Army leaders choose the most cost-effective, high-impact projects—and identify the optimal transaction structure for each one.

Booz Allen also recommended—and the Army has since implemented—an Energy Initiatives Task Force to execute these projects. The task force serves as a single point of contact for collaboration with private industry and oversees streamlined business practices that lead to viable, defined, and well-supported projects. Booz Allen continues to support this task force by providing full-spectrum capabilities—from identifying projects, to engaging communities, to negotiating financial structures, to managing the closing process.

Team members clockwise from upper left: Catherine Crooks, lead associate; William Pott, lead associate; Theresa Olson, principal; Robert Eidson, lead associate; Aubris Pfeiffer, lead associate; and Charlie Snyder, senior associate, have combined their functional expertise in finance, policy, real estate, and renewable energy to help the US Army build public-private partnerships that will advance its long-term sustainable energy strategy.

In less than 12 months, our team helped the Army identify a robust pipeline of energy opportunities that will be the core of the Army's promise to build one gigawatt of renewable capacity in service of the 2025 goal. With our support, the Army is now executing a successful private sector strategy and product portfolio, supported by sophisticated tools and a communications strategy to ensure that key stakeholders understand the program's purpose and value.

US Department of Transportation

Intelligent Transportation Solutions Improve Safety, Mobility, and Sustainability

Transportation touches all our lives. It also drives the nation's economy. The US Department of Transportation is pursuing a vision: intelligent transportation that



improves safety, enhances mobility, and encourages environmentally friendly driving. Booz Allen is helping the department's Research and Innovative Technology Administration define and test a strategy that uses advanced communications systems to provide continuous real-time connectivity between vehicles and the infrastructure that supports them.

Booz Allen has a long history of supporting the nation's air, rail, and ground transportation systems, and our investment in innovation, planning, and research gives us a strong platform to address the nation's infrastructure challenges. As the only partner to work across all three major intelligent transportation program areas—operations, communications, and technical support—our team is uniquely positioned to help coordinate and synthesize the many initiatives required to build tomorrow's data-driven travel environment.

One important initiative explores what kinds of actionable information will be exchanged through vehicle-to-vehicle and vehicle-to-infrastructure connectivity to help conserve

Environmental Protection Agency

Paperless Solution Brings Sustainability To Rulemaking Process

From the air we breathe to the food we eat, federal regulations help implement major legislation enacted by Congress. Because this rulemaking affects countless aspects of our daily life, government agencies depend on active dialogue with citizens and communities to help them collect relevant information and identify unforeseen options or consequences.



Al Hering, lead associate; Wenyee Hsu, associate; Ben Bjorge, senior associate; Lindsay Hunt, senior consultant; and Sannala Srinivas, associate, are using their expertise in technology, analytics, and communications to help the EPA operate its large-scale eRulemaking program. The team is helping promote public dialogue—and address environmental concerns—by giving stakeholders easy, online access to more than 5 million regulatory documents.

The Environmental Protection Agency (EPA) manages and maintains an eRulemaking program that serves nearly 300 federal agencies. A diverse team from Booz Allen is working with the EPA to modernize and evolve the program by simplifying and improving public access, increasing understanding of and participation in the rulemaking process, and making the process more efficient and cost-effective.

These objectives require an integrated solution spanning information technology, analytics, and communications. Our technology experts analyzed the existing IT infrastructure and engineered a sustainable and cost-effective solution that will require one-third less equipment and power consumption, in part by migrating the backup system to the public cloud. Our cybersecurity experts then evaluated how to apply security measures to the new architecture.

To improve public access to information, we reconceived the Regulations.gov website, adding a browse option to improve navigation and an interface that allows academic and commercial researchers to extract and repurpose data from the system. We also introduced best practices to help federal agencies better manage the paperless system that stores more than 5 million digital documents.

Faced with a reduced eRulemaking budget in 2011, Booz Allen's budget analysts examined the current cost model and collaborated with the eRulemaking program to reduce costs and sustain the mission. The team created baseline and performance reports, which are now helping the eRulemaking program move forward under its new budget parameters.

Booz Allen is helping coordinate and synthesize the many initiatives required to build tomorrow's data-driven travel environment.

fuel, improve air quality, and reduce greenhouse gasses. Booz Allen is helping perform data analysis for this research, considering the most useful data sets, information, and system operations to support "green" driving choices. The team will also help identify and assess technology-based applications and strategies, determine societal benefits and costs, and set the stage with transportation and environmental stakeholders to gain support and leverage their viewpoints and interests.



Booz Allen's work in these areas will inform the Department of Transportation as it moves the country toward a national, multimodal surface transportation system that reenvisions transportation safety and mobility while advancing environmental sustainability.

Profile: Alfred Yee and the Dayton Office

Volunteers Meet the Eco-Rebuild Challenge

Booz Allen makes a sustainable impact on not-for-profit organizations—and the communities they serve—by applying the knowledge and interests of our people to help organizations achieve their missions. We have supported Rebuilding Together since 1995, participating in local events and working with the national headquarters to help develop a strategic plan, build an effective organizational structure, and strengthen the organization's fundraising ability. National Rebuilding Day has since grown into one of the firm's largest employee volunteer programs. In fiscal year 2012, approximately 1,500 employees and their friends and family members helped revitalize 50 homes for low-income homeowners nationwide with solutions that support the Rebuilding Together national Green Housing initiative. Booz Allen sponsored an Eco-Rebuild Challenge to reward employee-led teams that implemented resource-efficient repairs.


Booz | Allen | Hamil

Lead Associate Alfred Yee (left, pictured with Melissa Kamaka, lead associate) has supported Rebuilding Together since joining Booz Allen 15 years ago. Growing up in rural West Virginia, he saw firsthand the economic challenges many families faced and found ways to help. He also does his part to protect our planet for future generations. "With Rebuilding Together, we all can make a difference in both areas. Our team created separate recycling bins for paper, cardboard, aluminum, and glass and encouraged other sites in Dayton to follow our lead," he said. "We used our Eco-Rebuild Challenge grant to purchase new energy-efficient appliances for low-income homeowners. Best of all, we did it together—with 34 Booz Allen colleagues plus families and friends lending a hand."

Booz Allen Hamilton Leadership

Board of Directors

Ralph W. Shrader
Chairman, Chief Executive Officer, and President

Joan Lordi C. Amble

Peter Clare
The Carlyle Group

Ian Fujiyama
The Carlyle Group

Mark Gaumond

Allan M. Holt
The Carlyle Group

Arthur E. Johnson

Philip A. Odeen

Charles O. Rossotti

Samuel R. Strickland
Chief Financial Officer

Leadership Team

Ralph W. Shrader

Karen M. Dahut

Francis J. Henry, Jr.

Lloyd W. Howell, Jr.

Ronald T. Kadish

Gary D. Labovich

Joseph Logue

Joseph W. Mahaffee

John D. Mayer

John M. (Mike) McConnell*

Robert S. Osborne

Patrick F. Peck

Horacio D. Rozanski

Samuel R. Strickland

Elizabeth Thompson

Richard J. Wilhelm

* Vice Chairman







Clockwise from top left:

Ralph W. Shrader
Chairman, Chief Executive Officer, and President

Samuel R. Strickland
Chief Financial Officer and Chief Administrative Officer

Horacio D. Rozanski
Chief Operating Officer

Living Our Core Values

Booz Allen's Core Values form the basis of everything we do. The origins of Booz Allen's commitment to culture and ethics trace back to the 1930s, when Carl Hamilton wrote the firm's first formal code of ethics. By codifying our commitment to integrity and values, he set the course for the strong focus on culture and ethics that the firm has today.

Booz Allen was one of the first organizations in the United States to adopt a formal statement of its business ethics, which translate into our 10 Core Values (listed right). Our collaborative culture is defined by business integrity, diversity and inclusion, and a strong spirit of service to clients and community. Staff members are expected to know and operate by all of the 10 Core Values.

CLIENT SERVICE

DIVERSITY

EXCELLENCE

ENTREPRENEURSHIP

TEAMWORK

PROFESSIONALISM

FAIRNESS

INTEGRITY

RESPECT

TRUST

The Board of Directors and Shareholders of Booz Allen Hamilton Holding Corporation

We have audited the accompanying consolidated balance sheets of Booz Allen Hamilton Holding Corporation as of March 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Booz Allen Hamilton Holding Corporation at March 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Booz Allen Hamilton Holding Corporation's internal control over financial reporting as of March 31, 2012, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 30, 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP
McLean, Virginia
May 30, 2012

(Amounts in thousands, except share and per share data)

March 31,	**2012**	2011
Assets		
Current assets:		
Cash and cash equivalents	**$ 484,368**	$ 192,631
Accounts receivable, net of allowance	**1,077,315**	1,111,004
Prepaid expenses	**32,090**	33,497
Income taxes receivable	**46,794**	–
Other current assets	**17,096**	23,311
Total current assets	**1,657,663**	1,360,443
Property and equipment, net	**191,079**	173,430
Deferred income taxes	**7,790**	41,409
Intangible assets, net	**223,834**	240,238
Goodwill	**1,188,004**	1,163,549
Other long-term assets	**46,421**	44,954
Total assets	**$3,314,791**	$3,024,023
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	**$ 42,500**	$ 30,000
Accounts payable and other accrued expenses	**443,951**	406,310
Accrued compensation and benefits	**357,872**	396,996
Deferred income taxes	**59,493**	21,231
Other current liabilities	**10,630**	11,598
Total current liabilities	**914,446**	866,135
Long-term debt, net of current portion	**922,925**	964,328
Income tax reserve	**55,282**	90,474
Other long-term liabilities	**236,953**	195,836
Total liabilities	**2,129,606**	2,116,773
Commitments and contingencies (Note 19)		
Stockholders' equity:		
Common stock, Class A – $0.01 par value – authorized, 600,000,000 shares; issued, 128,726,324 shares at March 31, 2012 and 122,784,835 shares at March 31, 2011; outstanding, 128,392,549 shares at March 31, 2012 and 122,784,835 shares at March 31, 2011	**1,287**	1,227
Non-voting common stock, Class B – $0.01 par value – authorized, 16,000,000 shares; issued and outstanding, 2,487,125 shares at March 31, 2012 and 3,053,130 shares at March 31, 2011	**25**	31
Restricted common stock, Class C – $0.01 par value – authorized, 5,000,000 shares; issued and outstanding, 1,533,020 shares at March 31, 2012 and 2,028,270 shares at March 31, 2011	**15**	20
Special voting common stock, Class E – $0.003 par value – authorized, 25,000,000 shares; issued and outstanding, 10,140,067 shares at March 31, 2012 and 12,348,860 shares at March 31, 2011	**30**	37
Treasury stock, at cost – 333,775 shares at March 31, 2012 and 0 shares at March 31, 2011	**(5,377)**	–
Additional paid-in capital	**898,541**	840,058
Retained earnings	**299,379**	71,330
Accumulated other comprehensive loss	**(8,715)**	(5,453)
Total stockholders' equity	**1,185,185**	907,250
Total liabilities and stockholders' equity	**$3,314,791**	$3,024,023

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Operations

(Amounts in thousands, except per share data)

Fiscal Year Ended March 31,	**2012**	2011	2010
Revenue	**$5,859,218**	$5,591,296	$5,122,633
Operating costs and expenses:			
Cost of revenue	**2,934,378**	2,836,955	2,654,143
Billable expenses	**1,542,822**	1,473,266	1,361,229
General and administrative expenses	**903,721**	881,028	811,944
Depreciation and amortization	**75,205**	80,603	95,763
Restructuring charge	**15,660**	–	–
Total operating costs and expenses	**5,471,786**	5,271,852	4,923,079
Operating income	**387,432**	319,444	199,554
Interest expense	**(48,078)**	(131,892)	(150,734)
Other, net	**4,520**	(59,488)	174
Income before income taxes	**343,874**	128,064	48,994
Income tax expense	**103,919**	43,370	23,575
Net income	**$ 239,955**	$ 84,694	$ 25,419
Earnings per common share (Note 3):			
Basic	**$ 1.83**	$ 0.74	$ 0.24
Diluted	**$ 1.70**	$ 0.66	$ 0.22
Dividends declared per share	**$ 0.09**	$ –	$ 5.73

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(Amounts in thousands)

Fiscal Year Ended March 31,	**2012**	2011	2010
Net income	**$239,955**	$84,694	$25,419
Actuarial loss related to employee benefits, net of taxes (Note 14)	**(3,262)**	(1,635)	(4,516)
Comprehensive income	**$236,693**	$83,059	$20,903

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Amounts in thousands)

Fiscal Year Ended March 31,	**2012**	2011	2010
Cash flows from operating activities			
Net income	**$239,955**	$ 84,694	$ 25,419
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of state and local transportation business	**(4,082)**	–	–
Transaction costs on sale of state and local transportation business	**(5,432)**	–	–
Depreciation and amortization	**75,205**	80,603	95,763
Amortization of debt issuance costs	**4,783**	6,925	5,700
Amortization of original issuance discount on debt	**1,097**	2,640	2,505
Non-cash expense of debt repayments	**–**	43,177	–
Excess tax benefits from the exercise of stock options	**(16,461)**	(15,974)	(1,915)
Stock-based compensation expense	**31,263**	48,678	71,897
Loss on disposition of property and equipment	**376**	41	–
Deferred income taxes	**74,785**	42,763	19,837
Changes in assets and liabilities:			
Accounts receivable, net	**25,275**	(92,693)	(92,386)
Income taxes receivable / payable	**(31,832)**	2,907	(14,429)
Prepaid expenses	**1,407**	(951)	150
Other current assets	**6,215**	(12,941)	15,672
Other long-term assets	**(6,250)**	(6,833)	(3,742)
Accrued compensation and benefits	**(35,287)**	9,804	33,760
Accounts payable and accrued expenses	**40,822**	52,214	110,265
Accrued interest	**(11,801)**	8,451	(10,633)
Income tax reserve	**(35,192)**	(10,163)	2,483
Other current liabilities	**(2,373)**	612	(8,190)
Postretirement obligations	**6,966**	5,898	6,139
Other long-term liabilities	**607**	46,487	12,189
Net cash provided by operating activities	**360,046**	296,339	270,484
Cash flows from investing activities			
Purchases of property and equipment	**(76,925)**	(88,784)	(49,271)
Escrow payments	**–**	1,384	38,280
Proceeds from sale of state and local transportation business	**23,332**	–	–
Net cash used in investing activities	**(53,593)**	(87,400)	(10,991)
Cash flows from financing activities			
Net proceeds from issuance of common stock	**8,757**	251,135	–
Cash dividends paid	**(11,906)**	–	(612,401)
Repayment of debt	**(30,000)**	(1,637,850)	(16,100)
Net proceeds from debt	**–**	1,041,808	330,692
Payment of deferred payment obligation	**–**	–	(78,000)
Excess tax benefits from the exercise of stock options	**16,461**	15,974	1,915
Stock option exercises	**7,349**	4,790	1,334
Repurchases of common stock	**(5,377)**	–	–
Net cash used in financing activities	**(14,716)**	(324,143)	(372,560)
Net increase (decrease) in cash and cash equivalents	**291,737**	(115,204)	(113,067)
Cash and cash equivalents – beginning of period	**192,631**	307,835	420,902
Cash and cash equivalents – end of period	**$484,368**	$ 192,631	$ 307,835
Supplemental disclosures of cash flow information			
Cash paid during the period for:			
Interest	**$ 53,993**	$ 109,895	$ 126,744
Income taxes	**$ 89,314**	$ 7,715	$ 5,474

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(Amounts in thousands, except share data)	Class A Common Stock Shares	Class A Common Stock Amount	Class B Non-Voting Common Stock Shares	Class B Non-Voting Common Stock Amount	Class C Restricted Common Stock Shares	Class C Restricted Common Stock Amount	Class E Special Voting Common Stock Shares	Class E Special Voting Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-In Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at March 31, 2009	101,316,870	1,013	2,350,200	24	2,028,270	20	14,802,880	44	–	–	1,097,327	(38,783)	698	1,060,343
Issuance of common stock	19,070	–	–	–	–	–	–	–	–	–	–	–	–	–
Stock options exercised	1,586,960	16	–	–	–	–	(1,457,000)	(4)	–	–	1,322	–	–	1,334
Recognition of liability related to future stock option exercises (Note 17)	–	–	–	–	–	–	–	–	–	–	(34,408)	–	–	(34,408)
Net income	–	–	–	–	–	–	–	–	–	–	–	25,419	–	25,419
Actuarial loss related to employee benefits, net of taxes	–	–	–	–	–	–	–	–	–	–	–	–	(4,516)	(4,516)
Comprehensive income														20,903
Stock-based compensation expense	–	–	–	–	–	–	–	–	–	–	71,897	–	–	71,897
Dividends paid (Notes 1 and 17)	–	–	–	–	–	–	–	–	–	–	(612,401)	–	–	(612,401)
Excess tax benefits from the exercise of stock options	–	–	–	–	–	–	–	–	–	–	1,915	–	–	1,915
Balance at March 31, 2010	102,922,900	1,029	2,350,200	24	2,028,270	20	13,345,880	40	–	–	525,652	(13,364)	(3,818)	509,583
Issuance of common stock	16,189,830	161	–	–	–	–	702,930	2	–	–	250,972	–	–	251,135
Stock options exercised	4,375,035	44	–	–	–	–	(1,699,950)	(5)	–	–	11,727	–	–	11,766
Excess tax benefits from the exercise of stock options	–	–	–	–	–	–	–	–	–	–	15,974	–	–	15,974
Share exchange	(702,930)	(7)	702,930	7	–	–	–	–	–	–	–	–	–	–
Recognition of liability related to future stock option exercises (Note 17)	–	–	–	–	–	–	–	–	–	–	(12,945)	–	–	(12,945)
Net income	–	–	–	–	–	–	–	–	–	–	–	84,694	–	84,694
Actuarial loss related to employee benefits, net of taxes	–	–	–	–	–	–	–	–	–	–	–	–	(1,635)	(1,635)
Comprehensive income														83,059
Stock-based compensation expense	–	–	–	–	–	–	–	–	–	–	48,678	–	–	48,678
Balance at March 31, 2011	122,784,835	1,227	3,053,130	31	2,028,270	20	12,348,860	37	–	–	840,058	71,330	(5,453)	907,250
Issuance of common stock	1,080,245	11	–	–	–	–	–	–	–	–	8,749	–	–	8,760
Stock options exercised	3,799,989	38	–	–	–	–	(2,208,793)	(7)	–	–	7,315	–	–	7,346
Excess tax benefits from the exercise of stock options	–	–	–	–	–	–	–	–	–	–	16,461	–	–	16,461
Share exchange	1,061,255	11	(566,005)	(6)	(495,250)	(5)	–	–	–	–	–	–	–	–
Repurchase of common stock	–	–	–	–	–	–	–	–	(333,775)	(5,377)	–	–	–	(5,377)
Recognition of liability related to future stock option exercises (Note 17)	–	–	–	–	–	–	–	–	–	–	(5,305)	–	–	(5,305)
Net income	–	–	–	–	–	–	–	–	–	–	–	239,955	–	239,955
Actuarial loss related to employee benefits, net of taxes	–	–	–	–	–	–	–	–	–	–	–	–	(3,262)	(3,262)
Comprehensive income	–	–	–	–	–	–	–	–	–	–	–	–	–	236,693
Dividends paid (Note 16)	–	–	–	–	–	–	–	–	–	–	–	(11,906)	–	(11,906)
Stock-based compensation expense	–	–	–	–	–	–	–	–	–	–	31,263	–	–	31,263
Balance at March 31, 2012	128,726,324	$1,287	2,487,125	$25	1,533,020	$15	10,140,067	$30	(333,775)	$(5,377)	$898,541	$299,379	$(8,715)	$1,185,185

The accompanying notes are an integral part of these Consolidated Financial Statements.

(Amounts in thousands, except share and per share data or unless otherwise noted)

1. Overview

OUR BUSINESS

Booz Allen Hamilton Holding Corporation, including its wholly owned subsidiaries, or Holding or the Company, is an affiliate of The Carlyle Group, or Carlyle, and was incorporated in Delaware in May 2008. The Company provides management and technology consulting services primarily to the U.S. government and its agencies in the defense, intelligence, and civil markets. The Company offers clients functional knowledge spanning strategy and organization, analytics, technology, and operations, which it combines with specialized expertise in clients' mission and domain areas to help solve critical problems. The Company reports operating results and financial data in one operating segment. The Company is headquartered in McLean, Virginia, with approximately 25,000 employees as of March 31, 2012.

REFINANCING TRANSACTION

On February 3, 2011, the Company completed a refinancing transaction, or Refinancing Transaction, which included amendments of the Senior Secured Credit Agreement, or Senior Secured Agreement, by the Second Amended and Restated Credit Agreement, or Senior Secured Agreement, as amended, to allow for new term loan facilities with $1.0 billion of principal and a $30.0 million increase to the Company's revolving credit facility. In connection with the Refinancing Transaction, the Company used $268.9 million of cash on hand to repay the remaining $222.1 million of indebtedness outstanding under the mezzanine credit facility, $21.5 million on the existing senior secured loan facilities, or Senior Credit Facilities, and related prepayment penalties of $6.7 million. Refer to Notes 11 and 12 for further discussion of the Refinancing Transaction.

INITIAL PUBLIC OFFERING

Effective November 20, 2010, the Company consummated its initial public offering whereby the Company sold 14,000,000 shares of Class A Common Stock for $17.00 per share. Effective December 20, 2010, the Company settled the underwriters' over-allotment option and sold an additional 2,100,000 shares of Class A Common Stock for $17.00 per share. The net proceeds of the initial public offering and over-allotment of $250.2 million, after deducting underwriting discounts and other fees, were used to repay outstanding debt of $242.9 million under the Company's mezzanine credit facility and related prepayment penalties of $7.3 million. All expenses associated with the initial public offering have been netted against the proceeds within stockholders' equity.

RECAPITALIZATION TRANSACTION AND REPRICING

On December 11, 2009, the Company consummated a recapitalization transaction, or Recapitalization Transaction, which included amendments of the Senior Secured Agreement to include a new term loan, or Tranche C Loans, with $350.0 million of principal, and the mezzanine credit agreement, or Mezzanine Credit Agreement, primarily to allow for the recapitalization and payment of a special dividend. This special dividend was declared by the Company's Board of Directors on December 7, 2009, to be paid to holders of record as of December 8, 2009. Net proceeds from Tranche C Loans of $341.3 million less transaction costs of $13.2 million, along with cash on hand of $321.9 million, were used to fund a partial payment of the Company's deferred payment obligation, or DPO, in the amount of $100.4 million, and a dividend payment of $4.642 per share, or $497.5 million, which was paid on all issued and outstanding shares of Holding's Class A Common Stock, Class B Non-Voting Common Stock, and Class C Restricted Common Stock. As required by the Officers' Rollover Stock Plan, or Rollover Plan, and the Equity Incentive Plan, or EIP, the exercise price per share of each outstanding option was reduced. Because the reduction in per share value exceeded the exercise price for certain of the options granted under the Rollover Plan, the exercise price for those options was reduced to the $0.01 par value of the shares issuable on exercise, and the holders became entitled to receive a cash payment equal to the excess of the reduction in per share value over the reduction in exercise price to the par value. The difference between the one cent exercise price and the reduced value for shares not yet exercised of $54.4 million will be accrued by the Company as the options vest and will be paid in cash upon exercise of the options. As of March 31, 2012 and 2011, the Company reported $27.7 million and $31.4 million in other long-term liabilities, respectively, and $8.9 million and $9.0 million in accrued compensation and benefits, respectively, in the accompanying consolidated balance sheets for the portion of stock-based compensation recognized, which is reflective of the options vested with an exercise price of one cent. Transaction fees incurred in connection with the Recapitalization Transaction were approximately $22.4 million, of which approximately $15.8 million were deferred financing costs and are amortized over the lives of the loans. Refer to Note 10 for further discussion of the DPO, Note 11 for further discussion of the amended credit agreements, Note 12 for further discussion of the accounting for deferred financing costs, and Note 17 for further discussion of the December 2009 dividend and associated future cash payments as related to stock options.

2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, and have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. All intercompany balances and transactions have been eliminated in consolidation.

The Company's fiscal year ends on March 31 and unless otherwise noted, references to fiscal year or fiscal are for fiscal years ended March 31. The accompanying consolidated financial statements present the financial position of the Company as of March 31, 2012 and 2011 and the Company's results of operations for fiscal 2012, fiscal 2011, and fiscal 2010.

Certain prior year amounts have been reclassified to conform to the current year presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Areas of the financial statements where estimates may have the most significant effect include allowance for doubtful accounts, contractual and regulatory reserves, lives of tangible and intangible assets, impairment of long-lived assets, accrued liabilities, revenue recognition, bonus and other incentive compensation, stock-based compensation, realization of deferred tax assets, provisions for income taxes, and postretirement obligations. Actual results experienced by the Company may differ materially from management's estimates.

REVENUE RECOGNITION

Substantially all of the Company's revenue is derived from services and solutions provided to the U.S. government and its agencies, primarily by the Company's consulting staff and, to a lesser extent, subcontractors. The Company generates its revenue from the following types of contractual arrangements: cost-reimbursable-plus-fee contracts, time-and-materials contracts, and fixed-price contracts.

Revenue on cost-reimbursable plus fee contracts is recognized as services are performed, generally based on the allowable costs incurred during the period plus any recognizable earned fee. The Company considers fixed fees under cost-reimbursable-plus-fee contracts to be earned in proportion to the allowable costs incurred in performance of the contract. For cost-reimbursable-plus-fee contracts that include performance-based fee incentives, which are principally award fee arrangements, the Company recognizes income when such fees are probable and estimable. Estimates of the total fee to be earned are made based on contract provisions, prior experience with similar contracts or clients, and management's monitoring of the performance on such contracts. Contract costs, including indirect expenses, are subject to audit by the Defense Contract Audit Agency, or DCAA, and, accordingly, are subject to possible cost disallowances.

Revenue for time-and-materials contracts is recognized as services are performed, generally on the basis of contract allowable labor hours worked multiplied by the contract-defined billing rates, plus allowable direct costs and indirect cost burdens associated with materials used and other direct expenses incurred in connection with the performance of the contract.

Revenue on fixed-price contracts is recognized using percentage-of-completion based on actual costs incurred relative to total estimated costs for the contract. These estimated costs are updated during the term of the contract, and may result in revision by the Company of recognized revenue and estimated costs in the period in which they are identified. Profits on fixed-price contracts result from the difference between incurred costs and revenue earned.

Contract accounting requires significant judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of the Company's contracts, developing total revenue and cost at completion requires the use of estimates. Contract costs include direct labor and billable expenses, an allocation of allowable indirect costs, and warranty obligations. Billable expenses is comprised of subcontracting costs and other "out of pocket" costs that often include, but are not limited to, travel-related costs and telecommunications charges. The Company recognizes revenue and billable expenses from these transactions on a gross basis. Assumptions regarding the length of time to complete the contract also include expected increases in wages and prices for materials. Estimates of total contract revenue and costs are monitored during the term of the contract and are subject to revision as the contract progresses. Anticipated losses on contracts are recognized in the period they are deemed probable and can be reasonably estimated.

The Company's contracts may include the delivery of a combination of one or more of the Company's service offerings. In these situations, the Company determines whether such arrangements with multiple elements should be treated as separate units of accounting based on how the elements are bid or negotiated, whether the customer can accept separate elements of the arrangement, and the relationship between the pricing on the elements individually and combined.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and highly liquid investments having an original maturity of three months or less. The Company's investments consist primarily of institutional money market funds. The Company maintains its cash and cash equivalents in bank accounts that, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts.

VALUATION OF ACCOUNTS RECEIVABLE

The Company maintains allowances for doubtful accounts against certain billed receivables based upon the latest information regarding whether invoices are ultimately collectible. Assessing the collectability of customer receivables requires management judgment. The Company determines its allowance for doubtful accounts by specifically analyzing individual accounts receivable, historical bad debts, customer credit-worthiness, current economic conditions, and accounts receivable aging trends. Valuation reserves are periodically re-evaluated and adjusted as more information about the ultimate collectability of accounts receivable becomes available. Upon determination that a receivable is uncollectible, the receivable balance and any associated reserve are written off.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company's cash equivalents are generally invested in U.S. government insured money market funds and Treasury bills, which minimizes the credit risk. The Company believes that credit risk, with respect to accounts receivable, is limited as the receivables are primarily with the U.S. government.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost, and the balances are presented net of depreciation. The cost of software purchased or internally developed is capitalized. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Furniture and equipment is depreciated over five to ten years, computer equipment is depreciated over four years, and software purchased or developed for internal use is depreciated over one to three years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term. Maintenance and repairs are charged to expense as incurred. Rent expense is recorded on a straight-line basis over the life of the respective lease. The difference between the cash payment and rent expense is recorded as deferred rent in other long-term liabilities in the consolidated balance sheets. The Company receives incentives for tenant improvements on certain of its leases. The cash expended on such improvements is recorded as property and equipment and amortized over the life of the associated asset, or lease term, whichever is shorter. Incentives for tenant improvements are recorded as deferred rent in other long-term liabilities in the consolidated balance sheets, and are amortized on a straight line basis over the lease term.

GOODWILL

Goodwill is the amount by which the cost of acquired net assets in a business acquisition exceeds the fair value of net identifiable assets on the date of purchase. The Company assesses goodwill for impairment on at least an annual basis on January 1, and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company operates as a single operating segment and as a single reporting unit for the purpose of evaluating goodwill. During the fiscal years ended March 31, 2012 2011 and 2010, the Company did not record any goodwill impairment. Further, the Company does not consider any of the goodwill at risk of impairment.

INTANGIBLE ASSETS

Intangible assets consist of trade name, contract backlog, and favorable lease terms. The trade name is not amortized, but is tested annually for impairment. Contract backlog is amortized over the expected backlog life based on projected future cash flows of approximately five to nine years. Favorable lease terms are amortized over the remaining contractual terms of approximately five years.

LONG-LIVED ASSETS

The Company reviews its long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for any excess of the carrying amount over the fair value of the asset. There were no impairment charges for fiscal 2012 or 2011.

INCOME TAXES

The Company provides for income taxes as a "C" corporation on income earned from operations. The Company is subject to federal, state, and foreign taxation in various jurisdictions.

Deferred tax assets and liabilities are recorded to recognize the expected future tax benefits or costs of events that have been, or will be, reported in different years for financial statement purposes than for tax purposes. Deferred tax assets and liabilities are computed based on the difference between the financial statement carrying amount and tax basis of assets and liabilities using enacted tax rates and laws for the years in which these items are expected to reverse. If management determines that some portion or all of a deferred tax asset is not "more likely than not" to be realized, a valuation allowance is recorded as a component of the income tax provision to reduce the deferred tax asset to an appropriate level in that period. In determining the need for a valuation allowance, management considers all positive and negative evidence, including historical earnings, projected future taxable income, future reversals of existing taxable temporary differences, taxable income in prior carryback periods, and prudent, feasible tax-planning strategies.

The Company periodically assesses its tax positions for all periods open to examination by tax authorities based on the latest available information. Where it is not more likely that not that the Company's tax position will be sustained, the Company records its best estimate of the resulting tax liability and interest in the consolidated financial statements. These uncertain tax positions are recorded as a component of income tax expense. As uncertain tax positions in periods open to examination are closed out, or as the assessment of the position is changed, the resulting change is reflected in the recorded liability and income tax expense. Penalties and interest recognized related to the reserves for uncertain tax positions are recorded as a component of income tax expense.

COMPREHENSIVE INCOME

Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income is presented in the consolidated statements of comprehensive income. Accumulated other comprehensive losses as of March 31, 2012 and 2011 consisted of unrealized losses on the Company's defined and postretirement benefit plans.

SHARE-BASED PAYMENTS

Share-based payments to employees are recognized in the consolidated statements of operations based on their grant date fair values with the expense recognized over the vesting period. Share-based payments to employees are subject to graded vesting schedules and are recognized in the consolidated statements of operations based on their grant date fair values with the expense recognized on an accelerated basis. The Company uses the Black-Scholes option-pricing model to determine the fair value of its awards at the time of the grant.

DEFINED BENEFIT PLAN AND OTHER POSTRETIREMENT BENEFITS

The Company recognizes the underfunded status of pension and other postretirement benefit plans on the consolidated balance sheets. Gains and losses, prior service costs and credits, and any remaining transition amounts that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effects, and will continue to be amortized as a component of net periodic cost. The measurement date, the date at which the benefit obligations and plan assets are measured, is the Company's fiscal year end.

SELF-FUNDED MEDICAL PLANS

The Company maintains self-funded medical insurance. Self-funded plans include a health maintenance organization, preferred provider organization, point of service, qualified point of service, and traditional choice. Further, self-funded plans also include prescription drug and dental benefits. The Company records an incurred but unpaid claim liability in the accrued compensation and benefits line of the consolidated balance sheets for self-funded plans based on an actuarial valuation. Data that drives this estimate is primarily based on claims and enrollment data provided by a third party valuation firm for medical and pharmacy related costs.

DEFERRED COMPENSATION PLAN

The Company accounts for its deferred compensation plan in accordance with the terms of the underlying plan agreement. To the extent the terms of the contract attribute all or a portion of the expected future benefit to an individual year of the employee's service, the cost of the benefits are recognized in that year. Therefore, the Company estimates the cost of future benefits that are expected to be paid and expenses the present value of those costs in the year as services are provided.

FAIR VALUE MEASUREMENTS

The fair value of the Company's cash and cash equivalents, trade accounts receivable and accounts payable, approximates its carrying value at March 31, 2012 and 2011 because of the short-term nature of these amounts. The fair value of the Company's debt instruments approximates its carrying value at March 31, 2012 and 2011. The fair value of debt is determined based on interest rates available for debt with terms and maturities similar to the Company's existing debt arrangements.

RECENT ACCOUNTING PRONOUNCEMENTS

During the fiscal year ended March 31, 2012, the Company adopted the following accounting pronouncements, none of which had a material impact on the Company's consolidated financial statements:

In June 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update 2011-05, Presentation of Comprehensive Income, which amends the presentation options in Accounting Standards Codification Topic 220, Comprehensive Income. This guidance requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The guidance does not change the items which must be reported in other comprehensive income, how such items are measured, or when they must be reclassified to net income. The guidance is effective for interim and annual periods beginning after December 15, 2011, with early adoption permitted. As this guidance impacts presentation only, it has had no effect on the Company's financial condition, results of operations, or cash flows. The Company elected early adoption effective June 30, 2011 using the two-statement approach.

In September 2011, the FASB issued Accounting Standards Update 2011-08, Testing Goodwill for Impairment, which amends Topic 350, Intangibles – Goodwill and Other. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The guidance is effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company elected early adoption effective as of our measurement date, January 1, 2012. Based on our qualitative assessment at January 1, 2012, we believe that it was not more likely than not that the fair value of our reporting unit was less than the carrying amount. Accordingly, the Company concluded a two-step impairment test is not necessary.

Other recent accounting pronouncements issued by the FASB during fiscal 2012 and through the filing date did not and are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

3. Earnings Per Share

The Company computes basic and diluted earnings per share amounts based on net income for the periods presented. The Company uses the weighted average number of common shares outstanding during the period to calculate basic earnings per share, or EPS. Diluted EPS is computed similar to basic EPS, except the weighted average number of shares outstanding is increased to include the dilutive effect of outstanding common stock options and other stock-based awards.

The Company currently has outstanding shares of Class A Common Stock, Class B Non-Voting Common Stock, Class C Restricted Common Stock, and Class E Special Voting Common Stock. Class E Special Voting Common Stock shares are not included in the calculation of EPS as these shares represent voting rights only and are not entitled to participate in dividends or other distributions. Unvested Class A Restricted Common Stock and unvested Class C Restricted Common Stock holders are entitled to participate in dividends or other distributions. These unvested shares participated in the payment of the Company's dividend declared and paid in the fourth quarter of fiscal 2012, and as such, EPS is calculated using the two-class method, whereby earnings are reduced by the dividends declared and paid to the restricted shareholders.

A reconciliation of the income used to compute basic and diluted EPS for the periods presented are as follows:

Fiscal Year Ended March 31,	**2012**	2011	2010
Earnings for basic computations	**$238,761**	$84,694	$25,419
Weighted-average Class A Common Stock outstanding	**125,894,644**	109,511,290	102,099,180
Weighted-average Class B Non-Voting Common Stock outstanding	**2,791,917**	2,939,387	2,350,200
Weighted-average Class C Restricted Common Stock outstanding	**1,459,128**	2,028,270	2,028,270
Total weighted-average common shares outstanding for basic computations	**130,145,689**	114,478,947	106,477,650
Earnings for diluted computations	**$238,761**	$84,694	$25,419
Dilutive stock options and restricted stock	**10,666,323**	12,969,753	9,750,730
Average number of common shares outstanding for diluted computations	**140,812,012**	127,448,700	116,228,380
Earnings per common share:			
Basic	**$ 1.83**	$ 0.74	$ 0.24
Diluted	**$ 1.70**	$ 0.66	$ 0.22

4. Restructuring Charge

In the fourth quarter of fiscal 2012, the Company finalized a cost restructuring plan to reduce certain personnel and infrastructure costs. This plan was implemented in response to continued budget constraints and uncertainty in the industry and to provide funds to increase resources dedicated to growth areas across the Company's markets. As part of this cost restructuring plan, the Company reduced overall headcount by approximately 2%, with a higher percentage of reductions in the senior ranks. The Company incurred an associated restructuring charge of $15.7 million pretax in the three months ended March 31, 2012 relating to the one-time termination benefits. The entire amount of this charge will result in future cash expenditures.

The following table details the activity and balance of the restructuring liability for the year ended March 31, 2012:

	Restructuring Charge
Balance as of April 1, 2011	–
Restructuring costs	$15,660
Cash payments	(4,518)
Balance as of March 31, 2012	$11,142
Amounts contained in balance sheet	
Accrued compensation and benefits	$11,142
Total	$11,142

The accrued amounts related to the restructuring charge will be paid through fiscal 2013.

The Company evaluated whether some portion of the restructuring charge incurred above is recoverable under our cost-reimbursable contracts, which resulted in additional revenue of $4.5 million recognized in the fourth quarter of fiscal 2012.

5. Goodwill and Intangible Assets

GOODWILL

As of March 31, 2012 and 2011, goodwill was $1,188.0 million and $1,163.5 million, respectively. The increase in the carrying amount of goodwill is primarily attributable to the increase in the deferred payment obligation as a result of the release of approximately $35.0 million of reserves for uncertain tax positions, offset by a $10.7 million reduction to goodwill related to the sale of the Company's state and local transportation business.

On December 31, 2011, the Company adopted new Goodwill impairment guidance whereby the Company performed a qualitative assessment of whether the fair value of the reporting unit was less than the carrying value of equity. In making this assessment the Company considered all relevant events and circumstances. These include, but are not limited to macroeconomic conditions, industry, and market considerations and the reporting unit's overall financial performance. Based on the qualitative assessment at January 1, 2012, the Company believes that it was not likely (i.e., a likelihood of more than 50 percent) that the fair value of the reporting unit was less than the carrying amount. During the fiscal years ended March 31, 2012, 2011 and 2010, the Company did not record any goodwill impairment. Further, the Company does not consider any of the goodwill at risk of impairment.

INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of March 31, 2012			As of March 31,2011		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Amortizable intangible assets:						
Contract backlog	**$160,615**	**$127,265**	**$ 33,350**	$160,800	$111,330	$ 49,470
Favorable leases	**2,800**	**2,516**	**284**	2,800	2,232	568
Total	**$163,415**	**$129,781**	**$ 33,634**	$163,600	$113,562	$ 50,038
Unamortizable intangible assets:						
Trade name	**$190,200**	**$ –**	**$190,200**	$190,200	$ –	$190,200
Total	**$353,615**	**$129,781**	**$223,834**	$353,800	$113,562	$240,238

The Company performed an annual impairment test of the trade name as of January 1, 2012 and 2011, noting no impairment.

Amortization expense for fiscal 2012, fiscal 2011, and fiscal 2010, was $16.4 million, $28.6 million, and $40.6 million, respectively. There were no intangible assets prior to the Merger Transaction. The following table summarizes the estimated annual amortization expense for future periods indicated below:

For the Fiscal Year Ending March 31,	
2013	$12,509
2014	8,450
2015	4,225
2016	4,225
2017	4,225
Thereafter	–
	$33,634

6. Accounts Receivable, Net

Accounts receivable, net consisted of the following:

March 31,	2012	2011
Current:		
Accounts receivable—billed	**$ 436,314**	$ 466,688
Accounts receivable—unbilled	**641,800**	645,664
Allowance for doubtful accounts	**(799)**	(1,348)
Accounts receivable, net	**1,077,315**	1,111,004
Long-term:		
Unbilled receivables related to retainage and holdbacks	**24,163**	17,075
Total accounts receivable, net	**$1,101,478**	$1,128,079

The Company recognized a provision for doubtful accounts (including certain unbilled reserves) of $2.7 million, $230,000, and $1.4 million for fiscal 2012, fiscal 2011, and fiscal 2010, respectively. Long-term unbilled receivables related to retainage, holdbacks, and long-term rate settlements to be billed at contract closeout are included in non-current assets as accounts receivable in the accompanying consolidated balance sheets.

7. Property and Equipment, Net

The components of property and equipment, net were as follows:

March 31,	2012	2011
Furniture and equipment	**$ 131,461**	$ 111,513
Computer equipment	**49,602**	58,163
Software	**33,248**	28,583
Leasehold improvements	**144,528**	113,266
Total	**358,839**	311,525
Less: Accumulated depreciation and amortization	**(167,760)**	(138,095)
Property and equipment, net	**$ 191,079**	$ 173,430

Property and equipment, net, includes $13.2 million and $14.7 million of internally developed software, net of depreciation as of March 31, 2012 and 2011, respectively. Depreciation and amortization expense relating to property and equipment for fiscal 2012, fiscal 2011, and fiscal 2010 was $58.8 million, $52.0 million, and $55.2 million, respectively. During fiscal 2012, the Company reduced the gross cost and accumulated depreciation and amortization by $35.7 million for zero net book value assets deemed no longer in service.

8. Accounts Payable and Other Accrued Expenses

Accounts payable and other accrued expenses consisted of the following:

March 31,	2012	2011
Vendor payables	**$288,377**	$279,801
Accrued expenses	**154,640**	123,863
Other	**934**	2,646
Total accounts payable and other accrued expenses	**$443,951**	$406,310

Accrued expenses consisted primarily of the Company's reserve related to potential cost disallowance in conjunction with government audits. Refer to Note 19 for further discussion of this reserve.

9. Accrued Compensation and Benefits

Accrued compensation and benefits consisted of the following:

March 31,	2012	2011
Bonus	**$ 83,464**	$136,503
Retirement	**86,723**	93,826
Vacation	**143,154**	133,643
Other	**44,531**	33,024
Total accrued compensation and benefits	**$357,872**	$396,996

10. Deferred Payment Obligation

In connection with the Merger Transaction, on July 31, 2008 the Company established a DPO of $158.0 million, payable by 8.5 years after the Closing Date, less any settled claims. Pursuant to the Merger Agreement, $78.0 million of the $158.0 million DPO was required to be paid in full to the selling shareholders. On December 11, 2009, in connection with the Recapitalization Transaction, $100.4 million was paid to the selling shareholders, of which $78.0 million was the repayment of that portion of the DPO, with approximately $22.4 million representing accrued interest.

The remaining $80.0 million is available to indemnify the Company for certain pre-acquisition tax contingencies, related interest and penalties, and other matters pursuant to the Merger Agreement. Any amounts remaining after the settlement of claims will be paid out to the selling shareholders. As of March 31, 2012 and 2011, the Company has recorded $55.3 million and $90.5 million, respectively, for pre-acquisition uncertain tax positions, of which approximately $17.5 million and $52.7 million, respectively, may be indemnified under the remaining available DPO. During fiscal 2012, the Company favorably settled $35.0 million of its pre-acquisition uncertain tax positions, thereby reducing the estimated amount to be indemnified under the remaining available DPO and increasing the DPO amount to be paid to the selling shareholders. Accordingly, the $63.1 million and $38.2 million DPO balance recorded as of March 31, 2012 and 2011, respectively, within other long-term liabilities in the accompanying consolidated balance sheets, represents the residual balance estimated to be paid to the selling shareholders based on consideration of contingent tax claims, accrued interest and other matters. Interest is accrued at a rate of 5% per six-month period on the unpaid DPO balance, net of any settled claims or payments, which was $80.0 million as of March 31, 2012 and 2011.

A reconciliation of the principal balance of the DPO to the amount recorded in the consolidated balance sheets for the periods presented are as follows:

March 31,	2012	2011
Deferred payment obligation	**$ 80,000**	$ 80,000
Indemnified pre-acquisition uncertain tax positions	**(17,543)**	(52,743)
Accrued interest	**681**	10,904
Amount recorded in the consolidated balance sheets	**$ 63,138**	$ 38,161

On February 29, 2012, the Company paid $19.4 million of accrued interest to the selling shareholders.

11. Debt

Debt consisted of the following:

March 31,	2012		2011	
	Interest Rate	**Outstanding Balance**	Interest Rate	Outstanding Balance
Senior secured credit agreement				
Tranche A Loans	**2.49%**	**$472,870**	2.81%	$497,185
Tranche B Loans	**3.75%**	**492,555**	4.00%	497,143
Total		**965,425**		994,328
Current portion of long-term debt		**(42,500)**		(30,000)
Long-term debt, net of current portion		**$922,925**		$964,328

The Company maintains a Senior Secured Agreement, as amended, with a syndicate of lenders. In connection with the Refinancing Transaction, the Senior Secured Agreement was amended and restated effective February 3, 2011 to amend the term loan facilities and increase the Company's revolving credit facility. The Senior Secured Agreement, as amended, provides for $1.0 billion in term loans ($500.0 million of Tranche A Loans and $500.0 million of Tranche B Loans) and a $275.0 million revolving credit facility. The loans under the Senior Secured Agreement, as amended, are secured by substantially all of the Company's assets.

The Senior Secured Agreement, as amended, requires quarterly principal payments of 1.25% of the stated principal amount of the Tranche A Loans, with annual incremental increases to 1.875%, 2.50%, 3.125%, and 16.25%, prior to the Tranche A Loans maturity date of February 3, 2016, and 0.25% of the stated principal amount of the Tranche B Loans, with the remaining balance payable on the Tranche B Loans maturity date of August 3, 2017. Both these stated principal repayment schedules are reflected in the table below. The revolving credit facility matures on July 31, 2014, at which time any outstanding principal balance is due in full.

The following table summarizes required future debt principal repayments:

Payments Due By March 31,	Total	2013	2014	2015	2016	2017	Thereafter
Tranche A Loans	475,000	37,500	50,000	62,500	325,000	–	–
Tranche B Loans	495,000	5,000	5,000	5,000	5,000	5,000	470,000
Total	$970,000	$42,500	$55,000	$67,500	$330,000	$5,000	$470,000

At the Company's option, the interest rate on borrowings under the Senior Credit Facilities may be based on the Eurocurrency rate or the alternate base rate, or ABR, plus, in each case, an applicable margin, subject to the Eurocurrency rate and ABR being no lower than 1.00% or 2.00%, respectively, in the case of Tranche B Loans. Subject to a leveraged based pricing grid, the applicable margins on Tranche A Loans range from 2.00% to 2.75% with respect to Eurocurrency loans, or 1.00% to 1.75% with respect to ABR loans. The applicable margins on Tranche B Loans will be 3.00% with respect to Eurocurrency loans, or 4.00% with respect to ABR loans, stepping down, in each case to 2.75% and 3.75%, respectively, when the total leverage ratio is less than or equal to 1.75 to 1.00. The revolving credit facility margin and commitment fee are subject to the leveraged based pricing grid, set forth in the Senior Secured Agreement.

On March 6, 2012, for the Tranche A Loans, the Company entered into a 1-month LIBOR to lock in the all-in rate at 2.49%, which consists of the 2.25% margin plus 0.24%. On February 3, 2012, for the Tranche B Loans, the Company entered into a 6-month LIBOR to lock in the all-in rate of 4.00%, which consists of the 1.00% floor plus the 3.00% margin. The Tranche B margin was reduced to 2.75% upon the submission of our December 31, 2011 financial statements to our lenders on February 13, 2012. The Company's leverage ratio qualified for a lower margin effective on the date of lender packet submission to our lenders. As a result, the all-in rate was reduced to 3.75% effective February 13, 2012. Depending on market conditions, Tranche A Loans and Tranche B Loans will reprice under the most appropriate LIBOR term. Currently, the Tranche B Loans do not have a variable rate as the floor has not been exceeded.

During fiscal 2012, interest payments of $14.4 million and $20.2 million were made for Tranche A Loans and Tranche B Loans, respectively. During fiscal 2011, interest payments of $3.9 million, $37.0 million, $19.1 million, $49.9 million, and $46,000 were made for Tranche A Loans, Tranche B Loans, Tranche C Loans, the Mezzanine Term Loan, and the revolving credit facility, respectively. As of March 31, 2012 and 2011, no amounts were outstanding on the revolving credit facility.

In addition to the Refinancing Transaction, the Company made optional repayments on the Senior Credit Facilities and the mezzanine credit facility during fiscal 2011. In accordance with the terms of the Mezzanine Credit Agreement, the Company also paid prepayment penalties of 3.00% of the respective principal repayment amounts. In addition, the Company wrote-off ratable portions of debt issuance costs, or DIC, and original issue discount, or OID, associated with each repayment on the Senior Credit Facilities and the mezzanine credit facility.

These amounts were reflected in other, net in the accompanying consolidated statements of operations. The refinancing transaction and optional repayments on the Senior Credit Facilities and the mezzanine credit facility, and the associated prepayment penalties and write-off of DIC and OID during fiscal 2011 were as follows:

Date	Term Facility	Principal Payment	Prepayment Penalties	Write-Off of DIC	Write-Off of OID	Total Expense
February 3, 2011	Tranches A, B, and C Loans	$1,021,463	$ –	$11,374	$ 6,432	$17,806
	Mezzanine	222,076	6,662	8,287	1,768	16,717
December 21, 2010*	Mezzanine	32,494	975	1,229	262	2,466
November 26, 2010*	Mezzanine	210,430	6,313	8,022	1,712	16,047
August 2, 2010	Mezzanine	85,000	2,550	3,359	732	6,641
		$1,571,463	$16,500	$32,271	$10,906	$59,677

** The December 21, 2010 and November 26, 2010 repayments and prepayment penalties were paid with net proceeds from the sale of shares of the Company's Class A Common Stock.*

The total outstanding debt balance is recorded in the accompanying consolidated balance sheets, net of unamortized discount of $4.6 million and $5.7 million as of March 31, 2012 and 2011, respectively.

The Senior Secured Agreement, as amended, requires the maintenance of certain financial and non-financial covenants. As of March 31, 2012, the Company was in compliance with all of its covenants.

12. Deferred Financing Costs

A reconciliation of the beginning and ending amount of DIC for the periods presented are as follows:

March 31,	2012	2011
Beginning of year	**$20,973**	$ 52,042
Amortization	**(4,783)**	(6,990)
Write-off related to optional debt repayments	–	(32,271)
Additional DIC related to February 2011 Refinancing Transaction	–	8,192
End of year	**$16,190**	$ 20,973

Costs incurred in connection with the February 2011 Refinancing Transaction were $12.5 million, of which $8.2 million was recorded as other long-term assets and will be amortized and reflected in interest expense in the consolidated statements of operations over the lives of the loans. Amortization of these costs will be accelerated to the extent that any prepayment is made on the Senior Credit Facilities. The remaining amount of $4.3 million, which was not deferred, was recorded as general and administrative expenses in the consolidated statements of operations.

Absent any prepayment accelerations of DIC or the effect of changes in interest rates, the following table summarizes the estimated annual amortization expense of DIC using the effective interest rate method, as a component of interest expense, for the future periods indicated below:

						DIC Amortization Expense	
Payments Due By March 31,	Total	2013	2014	2015	2016	2017	Thereafter
Tranche A Loans	8,022	2,504	2,327	2,077	1,114	–	–
Tranche B Loans	5,003	879	903	929	960	987	345
Revolver	3,165	1,356	1,356	453	–	–	–
Total	$16,190	$4,739	$4,586	$3,459	$2,074	$987	$345

13. Income Taxes

The components of income tax expense were as follows:

Fiscal Year Ended March 31,	**2012**	2011	2010
Current			
U.S. Federal	**$ 11,893**	$ (4,880)	$ 2,664
State and local	**17,241**	5,487	1,074
Total current	**29,134**	607	3,738
Deferred			
U.S. Federal	**71,683**	40,290	18,004
State and local	**3,102**	2,473	1,833
Total deferred	**74,785**	42,763	19,837
Total	**$103,919**	$43,370	$23,575

A reconciliation between income tax computed at the U.S. federal statutory income tax rate to income tax expense from operations are as follows:

Fiscal Year Ended March 31,	**2012**	2011	2010
Income tax expense computed at U.S. statutory rate (35%)	**$120,356**	$ 44,822	$17,148
Increases (reductions) resulting from:			
Changes in uncertain tax positions	**(32,528)**	(10,142)	–
State income taxes, net of the federal tax benefit	**13,431**	6,039	2,913
Meals and entertainment	**2,177**	2,684	2,552
Release of Valuation Allowance	**(5,211)**	–	–
Gain on sale of state and local transportation business	**3,772**	–	–
Other	**1,922**	(33)	962
Income tax expense from operations	**$103,919**	$ 43,370	$23,575

Significant components of the Company's net deferred income tax (liability) asset were as follows:

March 31,	**2012**	2011
Deferred income tax assets:		
Accrued expenses	**$ 61,651**	$ 53,675
Stock-based compensation	**57,286**	56,114
Pension and postretirement insurance	**26,799**	22,785
Property and equipment	**5,305**	31,982
Net operating loss carryforwards	**1,407**	57,124
Capital loss carryforward	**36,335**	42,379
AMT	**–**	8,353
Deferred rent and tenant allowance	**19,529**	18,101
Other	**9,985**	12,440
Total gross deferred income taxes	**218,297**	302,953
Less: Valuation allowance	**(36,335)**	(42,379)
Total net deferred income tax assets	**181,962**	260,574
Deferred income tax liabilities:		
Unbilled receivables	**138,510**	138,667
Intangible assets	**87,923**	94,789
Debt issuance costs	**4,881**	6,926
Other	**2,351**	–
Total deferred tax liabilities	**233,665**	240,382
Net deferred income tax (liability) asset	**$ (51,703)**	$ 20,192

Deferred tax balances reflect the impact of temporary differences between the carrying amount of assets and liabilities and their tax basis and are stated at the tax rates expected to be in effect when taxes are actually paid or recovered. A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax asset will not be realized. In determining if the Company's deferred tax assets are realizable, management considers all positive and negative evidence, including the history of generating book earnings, future reversals of existing taxable temporary differences, projected future taxable income, as well as any tax planning strategies.

The Company recognized a valuation allowance of $36.3 million and $42.4 million as of March 31, 2012 and 2011, respectively, against the deferred tax asset associated with the capital loss carryforward, of equal amounts for the respective periods. The capital loss carryforward is scheduled to expire on March 31, 2013, at which time the associated valuation allowance is expected to be released. For all other deferred tax assets, the Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize these deferred tax assets.

At March 31, 2011, the Company had approximately $148.8 million of net operating loss, or NOL, carryforwards. As of March 31, 2012, the Company has fully utilized its NOL carryforward as it relates to the U.S. Federal tax benefit. A remaining $2.2 million of State NOL carryforward remains as of March 31, 2012, which consists of the California NOL carryforward that the Company anticipates utilizing by March 31, 2013. The Company believes that it is more likely than not that the company will generate sufficient taxable income to fully realize the tax benefit of our State NOL carryforwards when the statute expires in 2028.

UNCERTAIN TAX POSITIONS

The Company maintains reserves for uncertain tax positions related to tax benefits recognized in prior years. These reserves involve considerable judgment and estimation and are evaluated by management based on the best information available including changes in tax regulations and other information. As of March 31, 2012 and 2011, the Company has recorded $55.3 million and $90.5 million, respectively, of reserves for uncertain tax positions, of which approximately $17.5 million and $52.7 million, respectively, may be indemnified under the remaining available DPO.

Included in the balance of reserves for uncertain tax positions at March 31, 2012 and 2011 are potential tax benefits of $55.0 million and $77.3 million, respectively, that, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amount of potential tax benefits for the periods presented are as follows:

March 31,	**2012**	2011
Beginning of year	**$ 77,304**	$85,982
Federal benefit from change in reserve	**1,036**	–
Settlements with taxing authorities	**(14,399)**	(129)
Lapse of statute of limitations	**(9,046)**	(8,549)
End of year	**$ 54,895**	$77,304

For the fiscal year ended March 31, 2012, the Company's reserves for uncertain tax positions decreased primarily as a result of a $24.0 million release of reserves for uncertain tax positions and related interest and penalties, due to the settlement of the Company's Internal Revenue Service, or IRS, audit for fiscal years 2004, 2005, and 2006, and an $11.0 million release of federal income tax reserves and related interest and penalties due to a lapse in the statute of limitations for the tax year ended March 31, 2008.

The Company recognized accrued interest and penalties related to the reserves for uncertain tax positions in the income tax provision. Included in the total reserve for uncertain tax positions are accrued penalties and interest of approximately $387,000 and $13.2 million at March 31, 2012 and 2011, respectively.

The Company settled its IRS audit for fiscal years 2004, 2005, and 2006 during the second quarter of fiscal 2012. The IRS adjusted the Company's research credit claims for the audit years. The adjustments did not result in a material change to the Company's financial position. Due to the federal audit settlement, the Company released approximately $24.0 million of reserves for uncertain tax positions. The Company is also subject to taxes imposed by various taxing authorities including state and foreign jurisdictions. Tax years 2009 forward that remain open and subject to examination related to state and foreign jurisdictions are not considered to be material or will be indemnified under the merger agreement. Additionally, due to statute of limitations expirations and potential audit settlements, it is reasonably possible that $32.9 million of the reserves recorded on previously recognized tax benefits may be effectively settled by March 31, 2013.

14. Employee Benefit Plans

DEFINED CONTRIBUTION PLAN

The Company sponsors the Employees' Capital Accumulation Plan, or ECAP, which is a qualified defined contribution plan that covers eligible U.S. and international employees. ECAP provides for distributions, subject to certain vesting provisions, to participants by reason of retirement, death, disability, or termination of employment. Total expense under ECAP for fiscal 2012, fiscal 2011, and fiscal 2010 was $235.4 million, $228.6 million, and $210.3 million, respectively, and the Company-paid contributions were $242.5 million, $223.7 million, and $196.3 million, respectively.

DEFINED BENEFIT PLAN AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company maintains and administers a defined benefit retirement plan and a postretirement medical plan for current, retired, and resigned officers.

The Company established a non-qualified defined benefit plan for all Officers in May 1995, or Retired Officers' Bonus Plan, which pays a lump-sum amount of $10,000 per year of service as an Officer, provided the Officer meets retirement vesting requirements. The Company also provides a fixed annual allowance after retirement to cover financial counseling and other expenses. The Retired Officers' Bonus Plan is not salary related, but rather is based primarily on years of service.

In addition, the Company provides postretirement healthcare benefits to former Officers under a medical indemnity insurance plan, with premiums paid by the Company. This plan is referred to as the Officer Medical Plan.

The Company recognizes a liability for the defined benefit plans' underfunded status, measures the defined benefit plans' obligations that determine its funded status as of the end of the fiscal year, and recognizes as a component of accumulated other comprehensive income the changes in the defined benefit plans' funded status that are not recognized as components of net periodic benefit cost.

The components of net postretirement medical expense for the Officer Medical Plan were as follows:

Fiscal Year Ended March 31,	**2012**	2011	2010
Service cost	**$3,912**	$3,363	$2,682
Interest cost	**2,987**	2,569	2,269
Total postretirement medical expense	**$6,899**	$5,932	$4,951

The weighted-average discount rate used to determine the year-end benefit obligations were as follows:

Fiscal Year Ended March 31,	**2012**	2011	2010
Officer Medical Plan	**5.00%**	5.75%	5.75%
Retired Officers' Bonus Plan	**5.00%**	5.75%	5.75%

Assumed healthcare cost trend rates for the Officer Medical Plan at March 31, 2012 and 2011 were as follows:

Pre-65 Initial Rate	**2012**	2011
Healthcare cost trend rate assumed for next year	**8.0%**	7.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	5.0%
Year that the rate reaches the ultimate trend rate	**2019**	2018

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates calculated as of March 31, 2012 would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost	1,182,883	(961,289)
Effect on postretirement benefit obligation	10,087,560	(8,192,956)

Total pension expense, consisting of service and interest, associated with the Retired Officers' Bonus Plan was $868,000, $864,000, and $800,000 for fiscal 2012, fiscal 2011, and fiscal 2010, respectively. Benefits paid associated with the Retired Officers' Bonus Plan were $1.2 million, $647,000, and $300,000 for fiscal 2012, fiscal 2011, and fiscal 2010, respectively. The end-of-period benefit obligation of $4.6 million and $5.2 million as of March 31, 2012 and 2011, respectively, is included in postretirement obligations within other long-term liabilities in the accompanying consolidated balance sheets.

Accumulated other comprehensive loss as of March 31, 2012, includes unrecognized net actuarial loss of $5.5 million, net of taxes of $2.2 million, that have not yet been recognized in net periodic pension cost for the Retired Officers' Bonus Plan and the Officer Medical Plan. Accumulated other comprehensive loss as of March 31, 2011, includes unrecognized net actuarial loss of $2.7 million, net of taxes of $1.1 million, that have not yet been recognized in net periodic pension cost for the Retired Officers' Bonus Plan and the Officer Medical Plan.

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic cost in fiscal 2013 are $1.5 million of net loss, $0 of net prior service cost (credit), and $0 of net transition (asset) obligation.

The changes in the benefit obligation, plan assets, and funded status of the Officer Medical Plan were as follows:

Fiscal Year Ended March 31,	**2012**	2011	2010
Benefit obligation, beginning of the year	**$52,753**	$45,455	$35,577
Service cost	**3,912**	3,363	2,682
Interest cost	**2,987**	2,569	2,270
Actuarial loss	**5,666**	3,053	6,673
Benefits paid	**(1,733)**	(1,687)	(1,747)
Benefit obligation, end of the year	**$63,585**	$52,753	$45,455
Changes in plan assets			
Fair value of plan assets, beginning of the year	**$ –**	$ –	$ –
Employer contributions	**1,733**	1,687	1,747
Benefits paid	**(1,733)**	(1,687)	(1,747)
Fair value of plan assets, end of the year	**$ –**	$ –	$ –

As of March 31, 2012 and 2011, the unfunded status of the Officer Medical Plan was $63.9 million and $52.8 million, respectively.

The postretirement benefit liability for the Officer Medical Plan is included in other long-term liabilities in the accompanying consolidated balance sheets.

FUNDED STATUS FOR DEFINED BENEFIT PLANS

Generally, annual contributions are made at such times and in amounts as required by law and may, from time to time, exceed minimum funding requirements. The Retired Officers' Bonus Plan is an unfunded plan and contributions are made as benefits are paid, for all periods presented. As of March 31, 2012 and 2011, there were no plan assets for the Retired Officers' Bonus Plan and therefore, the accumulated liability of $4.6 million and $5.2 million, respectively, is unfunded. The liability will be distributed in a lump-sum payment as each Officer retires.

The expected future medical benefit payments and contributions are as follows:

For the Fiscal Year Ending March 31,	Officer Medical Plan Benefits
2013	$ 1,947
2014	2,160
2015	2,467
2016	2,757
2017	3,098
2018–2022	23,422

15. Other Long-Term Liabilities

Other long-term liabilities consisted of the following:

March 31,	2012	2011
Deferred rent	**$ 49,716**	$ 45,878
Deferred compensation	**22,440**	22,408
Stock-based compensation	**27,721**	31,392
Deferred payment obligation	**63,138**	38,161
Postretirement obligation	**68,225**	57,997
Other	**5,713**	–
Total other long-term liabilities	**$236,953**	$195,836

In fiscal 2012 and 2011, the Company recorded a stock-based compensation liability of $36.7 million and $40.4 million, respectively, including $8.9 million and $9.0 million, respectively, expected to be paid within one year, related to the reduction in stock option exercise price associated with the December 2009 dividend. Options vested and not yet exercised that would have had an exercise price below zero as a result of the dividend were reduced to one cent, with the remaining reduction to be paid in cash upon exercise of the options. Refer to Note 17 for further discussion of the December 2009 dividend.

The Company maintains a deferred compensation plan, or EPP, established in January 2009, for the benefit of certain employees. The EPP allows eligible participants to defer all or a portion of their annual performance bonus, reduced by amounts withheld for the payment of taxes or other deductions required by law. The Company makes no contributions to the EPP, but maintains participant accounts for deferred amounts and interest earned. The amounts deferred into the EPP will earn interest at a rate of return indexed to the results of the Company's growth as defined by the EPP. In each subsequent year, interest will be compounded on the total deferred balance. Employees must leave the money in the EPP until 2014. The deferred balance generally will be paid within 180 days of the final determination of the interest to be accrued for 2014, upon retirement, or termination. As of March 31, 2012 and 2011, the Company's liability associated with the EPP was $22.4 million.

16. Stockholders' Equity

STOCK SPLIT

On September 21, 2010, the Company's Board of Directors approved an amended and restated certificate of incorporation that was filed on November 8, 2010, thereby effecting a ten-for-one stock split of all the outstanding shares of Class A Common Stock, Class B Non-Voting Common Stock, Class C Restricted Common Stock, and Class E Special Voting Common Stock. Par value for Class A Common Stock, Class B Non-Voting Common Stock, and Class C Restricted Common Stock remained at $0.01 par value per share. Par value for Class E Special Voting Stock was split ten-for-one to become $0.003 per share. All issued and outstanding common stock and stock options and per share amounts of the Company contained in the financial statements have been retroactively adjusted to reflect this stock split for all periods presented.

The amended and restated certificate of incorporation also eliminated the Class D Merger Rolling Common Stock and the Class F Non-Voting Restricted Common Stock.

COMMON STOCK

Holders of Class A Common Stock, Class C Restricted Common Stock, and Class E Special Voting Common Stock are entitled to one vote for each share as a holder. The holders of the Voting Common Stock shall vote together as a single class. The holders of Class B Non-Voting Common Stock have no voting rights.

When shares of Class B Non-Voting Common Stock or Class C Restricted Common Stock are sold on the open market, they become Class A Common Stock shares. During fiscal 2012, 566,005 and 495,250 shares of Class B Non-Voting Common Stock and Class C Restricted Common stock, respectively, were sold and converted to Class A Common Stock shares.

Class C Restricted Common Stock is restricted in that a holder's shares vest as set forth in the Rollover Plan. Refer to Note 17 for further discussion of the Rollover Plan.

Class E Special Voting Common Stock represents the voting rights that accompany the new options program. The new options program has a fixed vesting and exercise schedule to comply with IRS section 409(a). Upon exercise, the option will convert to Class A Common Stock, and the corresponding Class E Special Voting Common Stock will be repurchased by the Company and retired. Refer to Note 17 for further discussion of the new options program.

Each share of common stock, except for Class E Special Voting Common Stock, is entitled to participate equally, when and if declared by the Board of Directors from time to time, such dividends and other distributions in cash, stock, or property from the Company's assets or funds become legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. The Company's ability to pay dividends to shareholders is limited as a practical matter by restrictions in the credit agreements governing the Senior Credit Facilities.

The authorized and unissued Class A Common Stock shares are available for future issuance upon share option exercises, without additional stockholder approval.

EMPLOYEE STOCK PURCHASE PROGRAM

In connection with the Company's initial public offering in November 2010, the Company established a tax qualified Employee Stock Purchase Plan, or ESPP, which is designed to enable eligible employees to periodically purchase shares of the Company's Class A Common Stock up to an aggregate of 10,000,000 shares at a five percent discount from the fair market value of the Company's common stock. The ESPP provides for quarterly offering periods, the first of which commenced on April 1, 2011. For the year ended March 31, 2012, 543,903 Class A Common Stock shares were purchased by employees under the ESPP.

SHARE REPURCHASE PROGRAM

On December 12, 2011, the Board of Directors approved a $30.0 million share repurchase program, to be funded from cash on hand. A special committee of the Board of Directors was appointed to evaluate market conditions and other relevant factors and initiate repurchases under the program from time to time. The share repurchase program may be suspended, modified or discontinued at any time at the Company's discretion without prior notice. As of March 31, 2012 no shares have been repurchased under the program.

DIVIDEND

On February 1, 2012, the Company's Board of Directors authorized and declared a cash dividend in the amount of $0.09 per share. On February 29, 2012, the Company paid dividends to stockholders of record at the close of business on February 13, 2012 in the amount of $11.9 million.

17. Stock-Based Compensation

The following table summarizes stock-based compensation expense recognized in the consolidated statements of operations:

Fiscal Year Ended March 31,	**2012**	2011	2010
Cost of revenue	**$ 8,862**	$14,073	$23,652
General and administrative expenses	**22,073**	34,605	48,245
Total	**$30,935**	$48,678	$71,897

As of March 31, 2012 and 2011, there was $26.6 million and $40.6 million, respectively, of total unrecognized compensation cost related to unvested stock compensation agreements. The unrecognized compensation cost as of March 31, 2012 is expected to be fully amortized over the next 5.25 years. Absent the effect of accelerating stock compensation cost for any departures of employees who may continue to vest in their equity awards, the following tables summarizes the estimated annual compensation cost for the future periods indicated below (excludes any future awards):

	Total Unrecognized Compensation Cost						
	Total	2013	2014	2015	2016	2017	Thereafter
Officers' Rollover Stock Plan	3,919	3,282	637	–	–	–	–
Equity Incentive Plan	18,441	10,037	4,982	2,343	895	174	10
Class A Restricted Common Stock	4,255	2,836	1,201	218	–	–	–
Total	$26,615	$16,155	$6,820	$2,561	$895	$174	$10

OFFICERS' ROLLOVER STOCK PLAN

The Rollover Plan was adopted as a mechanism to enable the exchange by the Officers of the Company's U.S. government consulting business who were required to exchange (and those commercial officers who elected to exchange subject to an aggregate limit) a portion of their previous equity interests in the Predecessor for equity interests in the Company. Among the equity interests that were eligible for exchange were common stock and stock rights, both vested and unvested.

The stock rights that were unvested, but would have vested in 2008, were exchanged for 2,028,270 shares of new Class C Restricted Common Stock, or Class C Restricted Stock, issued by the Company at an estimated fair value of $10.00 at August 1, 2008. The aggregate grant date fair value of the Class C Restricted Stock issued for $20.3 million is being recorded as expense over the vesting period. Total compensation expense recorded in conjunction with this Class C Restricted Stock for fiscal 2012, fiscal 2011, and fiscal 2010 was $1.1 million, $3.9 million, and $7.1 million, respectively. As of March 31, 2012 and 2011, unrecognized compensation cost related to the non-vested Class C Restricted Stock was $371,000 and $1.4 million, respectively, and is expected to be recognized over 1.25 and 2.25 years, respectively. For the fiscal years ended March 31, 2012 and 2011, 1,755,870 and 988,980 cumulative shares of Class C Restricted Stock vested, respectively. At March 31, 2012 and 2011, 3,971,730 shares of Class C Restricted Stock were authorized but unissued under the Plan. Notwithstanding the foregoing, Class C Restricted Stock was intended to be issued only in connection with the exchange process described above.

In addition to the conversion of the stock rights that would have vested in 2008 to Class C Restricted Stock, new options, or New Options, were issued in exchange for old stock rights held by the Predecessor's U.S. government consulting partners that were issued under the stock rights plan that existed for the Predecessor's Officers prior to the closing of the Merger Transaction. The New Options were granted based on the retirement eligibility of the Officer. For the purposes of the New Options, there are two categories of Officers — retirement eligible and non-retirement eligible. New Options granted to retirement eligible Officers vest in equal annual installments on June 30, 2009, 2010, and 2011.

The following table summarizes the exercise schedule for Officers who were deemed retirement eligible. Exercise schedules are based on original vesting dates applicable to the stock rights surrendered:

	Percentage of New Options to be Exercised					
As of June 30,	2009	2010	2011	2012	2013	2014
Retirement Eligible:						
Original vesting date of June 30, 2009	60%	20%	20%	–	–	–
Original vesting date of June 30, 2010	–	50%	20%	20%	10%	–
Original vesting date of June 30, 2011	–	–	20%	20%	30%	30%

Those individuals who were considered retirement eligible also were given the opportunity to make a one-time election to be treated as non-retirement eligible. The determination of retirement eligibility was made as of a fixed period of time and cannot be changed at a future date.

New Options granted to Officers who were categorized as non-retirement eligible vested 50% on June 30, 2011, and will vest 25% on June 30, 2012 and 2013.

The following table summarizes the exercise schedule for Officers who were deemed non-retirement eligible. Exercise schedules are based on original vesting dates applicable to the stock rights surrendered:

	Percentage of New Options to be Exercised				
As of June 30,	2011	2012	2013	2014	2015
Non-Retirement Eligible:					
Original vesting date of June 30, 2011	20%	20%	20%	20%	20%
Original vesting date of June 30, 2012	–	25%	25%	25%	25%
Original vesting date of June 30, 2013	–	–	33%	33%	34%

If a holder's employment with the Company were to terminate without cause, by reason of disability, or Company approved termination, these shares will continue to vest as if the holder continued to be employed as a retirement eligible or non-retirement eligible employee, as the case may be. In the event that a holder's employment is terminated due to death, any unvested New Options shall immediately vest in full. In the event of a holder's termination of employment due to death, disability, or a Company approved termination, the Company may, in its sole discretion, convert all or a portion of unexercised New Options into the right to receive upon vesting and exercise, in lieu of Company common stock, a cash payment pursuant to a prescribed formula. The aggregate grant date fair value of the New Options issued of $127.1 million is being recorded as compensation expense over the vesting period. Total compensation expense recorded in conjunction with the New Options for the fiscal 2012, fiscal 2011, and fiscal 2010, was $11.2 million, $27.3 million, and $42.2 million, respectively. The total fair value of New Options vested during fiscal 2012 and 2011 was $10.4 million and $10.4 million, respectively. As of March 31, 2012 and 2011, unrecognized compensation cost related to the non-vested New Options was $3.5 million and $14.7 million, respectively, which is expected to be recognized over 1.25 and 2.25 years, respectively.

As permitted under the terms of the Rollover Plan, the Compensation Committee, as Administrator of the Rollover Plan, authorized on June 3, 2011 the payment of withholding taxes not to exceed the minimum statutory withholding amount arising in connection with the exercise of Rollover Options through the surrender of shares of Class A common stock, issuable upon the exercise of such Rollover Options. The Company extended this offer to the holders of the Rollover Options to provide for an additional alternative to either paying the minimum required withholding tax arising in connection with the exercise of the Rollover Options from each holder's existing personal funds or from the proceeds of the open market sale of a portion of the shares issuable upon the exercise of the Rollover Options. The surrender program was limited to the Rollover Options that were required to be exercised between June 30, 2011 and September 15, 2011 and, for those holders who elected to participate, the trade date was August 12, 2011 for the exercise of the Rollover Options. As a result of this transaction, the Company repurchased 333,775 shares at $16.11 and recorded them as treasury shares at a cost of $5.4 million.

EQUITY INCENTIVE PLAN

The EIP was created in connection with the Merger Transaction for employees and directors of Holding. The Company created a pool of options, or EIP Options, to draw upon for future grants that would be governed by the EIP. All options under the EIP are exercisable, upon vesting, for shares of common stock of Holding. The grants of options under the EIP were as follows:

Date of Grant	Number of Options Granted	Estimated Fair Value of Common Stock at Time of Grant
May 7, 2009	1,420,000	$11.81
January 27, 2010	470,000	11.49
February 15, 2010	140,000	11.49
April 28, 2010	1,700,000	12.80
August 17, 2010	50,000	16.85
November 16, 2010	260,000	17.00
March 1, 2011	430,000	18.50
April 1, 2011	1,280,000	18.29
July 1, 2011	60,000	19.08
August 10, 2011	140,000	16.07
November 8, 2011	190,000	16.30
February 23, 2012	345,000	18.34

Stock options are granted at the discretion of the Board of Directors or its Compensation Committee and expire ten years from the date of the grant. Options generally vest over a five-year period based upon required service and performance conditions. Starting on February 1, 2012, the Board of Directors or its Compensation Committee updated vesting conditions for stock options, whereby stock options only vest upon a required service condition. The Company calculates the pool of additional paid-in capital associated with excess tax benefits using the "simplified method."

The aggregate grant date fair value of the EIP Options issued during fiscal 2012, fiscal 2011, and fiscal 2010, was $18.5 million, $15.3 million, and $10.6 million, respectively, and is being recorded as expense over the vesting period. Total compensation expense recorded in conjunction with options outstanding under the EIP for fiscal 2012, fiscal 2011, and fiscal 2010, was $12.7 million, $17.4 million, and $22.4 million, respectively. The total fair value of EIP Options vested during fiscal 2012 and 2011 was $10.7 million and $12.7 million, respectively. As of March 31, 2012 and 2011, unrecognized compensation cost related to the non-vested EIP Options was $18.4 million and $24.5 million, respectively, and is expected to be recognized over 5.25 and 5.25 years, respectively. As of March 31, 2012 and 2011, there were 11,616,000 and 12,865,310 options, respectively, available for future grant under the EIP.

ADOPTION OF ANNUAL INCENTIVE PLAN

On October 1, 2010, the Board of Directors adopted a new compensation plan in connection with the initial public offering to more appropriately align the Company's compensation programs with those of similarly situated companies. The amount of the annual incentive payment will be determined based on performance targets established by the Board of Directors and a portion of the bonus may be paid in the form of equity (including stock and other awards under the EIP). If the Board of Directors elects to make payments in equity, the value of the overall award will be increased by 20%, related to the portion paid in equity. Equity awards will vest based on the passage of time, subject to the officer's continued employment by the Company. The portion to be paid in the form of equity will be recognized in the accompanying consolidated statements of operations based on grant date fair value over the vesting period of three years. The portion to be paid in cash is accrued ratably during the fiscal year in which the employees provide service and paid out during the first quarter of the subsequent fiscal year.

GRANTS OF CLASS A RESTRICTED COMMON STOCK

On April 1, 2011, the Compensation Committee of the Board of Directors granted 20,231 shares of Class A Restricted Stock to certain Board members for their continued service to the Company. These shares vest in equal installments on September 30, 2011 and March 31, 2012, and were issued with an aggregate grant date fair value of $370,000. On November 9, 2011, the Compensation Committee of the Board of Directors granted 1,242 shares of Class A Restricted Stock to a new Board member for his service to the Company. These shares shall vest on March 31, 2012, and were issued with an aggregate fair value of $20,000. Total compensation expense recorded in conjunction with these grants for the fiscal year ended March 31, 2012 was $390,000.

On July 1, 2011, the Compensation Committee of the Board of Directors granted 514,869 shares of Class A Restricted Stock in conjunction with the new Annual Incentive Plan adopted on October 1, 2010. The amount of the annual incentive payment was determined based on performance targets established by the Compensation Committee and a portion of the bonus was paid in the form of Class A Restricted Stock. Equity awards will vest based on the passage of time, subject to the officer's continued employment by the Company. The portion to be paid in the form of equity will be recognized in the accompanying consolidated statements of operations based on grant date fair value over the vesting period of three years and the aggregate value was estimated at $9.8 million based on the stock price of $19.08 on the grant date. Total compensation expense recorded in conjunction with this grant for the fiscal year ended March 31, 2012 was $5.6 million. Future compensation cost related to this award not yet recognized in consolidated statements of operations was $4.3 million and is expected to be recognized over the next 2.25 years.

METHODOLOGY

The Company uses the Black-Scholes option-pricing model to determine the estimated fair value for stock-based awards. The fair value of the Company stock on the date of the New Option grant was determined based on the fair value of the Merger Transaction involving Booz Allen Hamilton, Inc. and the Company that occurred on July 31, 2008. For all grants of options through the initial public offering, the fair value of the Company's stock was determined by an independent valuation specialist. For all grants of options subsequent to the initial public offering, the fair value of the Company's stock was based on the Company's closing price on the New York Stock Exchange.

On February 1, 2012, the Company's Board of Directors authorized and declared a cash dividend in the amount of $0.09 per share. Therefore, an annualized dividend yield of approximately 2% was used in the Black-Scholes option-pricing model for all grants issued after February 1, 2012. Prior to this, the Company did not issue dividends and a dividend yield of zero was used in the Black-Scholes option-pricing model. Implied volatility is calculated as of each grant date based on our historical volatility along with an assessment of a peer group for future option grants. Other than the expected life of the option, volatility is the most sensitive input to our option grants. To be consistent with all other implied calculations, the same peer group used to calculate other implied metrics is also used to calculate implied volatility.

The risk-free interest rate is determined by reference to the U.S. Treasury yield curve rates with the remaining term equal to the expected life assumed at the date of grant. The average expected life was estimated based on internal qualitative and quantitative factors. Forfeitures were estimated based on the Company's historical analysis of Officer attrition levels and actual forfeiture rates by grant date.

The weighted average assumptions used in the Black-Scholes option-pricing model for stock option awards were as follows:

Through Fiscal Year Ended March 31,	**2012**	2011	2010
Dividend yield	**0.28%**	0.00%	0.00%
Expected volatility	**36.8%**	39.8%	40.7%
Risk-free interest rate	**2.35%**	3.07%	2.90%
Expected life (in years)	**7.00**	7.00	7.04
Weighted-average grant date fair value	**7.56**	6.23	5.51

DIVIDENDS

On December 7, 2009, the Company's Board of Directors approved a dividend of $4.642 per share paid to holders of record as of December 8, 2009 of Class A Common Stock, Class B Non-Voting Common Stock, and Class C Restricted Common Stock. This dividend totaled $497.5 million. As required by the Rollover Plan and the EIP, and in accordance with applicable tax laws and regulatory guidance, the exercise price per share of each outstanding New Option and EIP Option was reduced in an amount equal to the value of the dividend. The Company evaluated the reduction of the exercise price associated with the dividend issuance. Both the Rollover and EIP plans contained mandatory antidilution provisions requiring modification of the options in the event of an equity restructuring, such as the dividends declared in July and December 2009. In addition, the structure of the modifications, as a reduction in the exercise price of options, did not result in an increase to the fair value of the awards. As a result of these factors, the Company did not record incremental compensation expense associated with the modifications of the options as a result of the July and December 2009 dividends. Options vested and not yet exercised that would have had an exercise price below zero as a result of the dividend were reduced to one cent. The difference between the one cent exercise price and the reduced value for shares not yet exercised of approximately $54.4 million will be accrued by the Company as the options vest and will be paid in cash upon exercise of the options, subject to the continued vesting of the options. As of March 31, 2012 and 2011, the Company reported $27.7 million and $31.4 million, respectively, in other long-term liabilities and $8.9 million and $9.0 million, respectively, in accrued compensation and benefits in the consolidated balance sheets based on the proportion of the potential payment of $54.4 million which is represented by vested options for which stock-based compensation expense has been recorded. The Company paid $9.0 million to option holders in fiscal 2012 to settle the New Options exercised during the fiscal year, which is included in stock option exercises in cash flows from financing activities in the consolidated statements of cash flows.

On July 27, 2009, the Company's Board of Directors approved a dividend of $1.087 per share paid to holders of record as of July 29, 2009 of the Company's Class A Common Stock, Class B Non-Voting Common Stock, and Class C Restricted Common Stock. This dividend totaled $114.9 million. In accordance with the Officers' Rollover Stock Plan, the exercise price per share of each outstanding option, including New Options and EIP options, was reduced in compliance with applicable tax laws and regulatory guidance. Additionally, the Company evaluated the reduction of the exercise price associated with the dividend issuance. As a result, the Company did not record any additional incremental compensation expense associated with the dividend and corresponding decrease in the exercise and fair value of all outstanding options.

On February 1, 2012, the Company's Board of Directors authorized and declared a cash dividend in the amount of $0.09 per share. The dividend was paid in cash on February 29, 2012 to stockholders of record at the close of business on February 13, 2012.

The following table summarizes stock option activity for the periods presented:

	Number of Options	Weighted Average Exercise Price
Officers' Rollover Stock Plan New Options		
Retirement Eligible:		
Options outstanding at March 31, 2011	4,128,410	$ 0.01*
Granted	–	–
Forfeited	–	–
Expired	–	–
Exercised	1,457,082	0.01*
Options outstanding at March 31, 2012	2,671,328	$ 0.01*
Non-Retirement Eligible:		
Options outstanding at March 31, 2011	7,517,500	$ 0.01*
Granted	–	–
Forfeited	–	–
Expired	–	–
Exercised	751,750	0.01*
Options outstanding at March 31, 2012	6,765,750	$ 0.01*
Equity Incentive Plan Options		
Options outstanding at March 31, 2011	11,775,725	$ 6.39
Granted	2,445,000	18.07
Forfeited	1,284,072	7.74
Expired	3,980	11.50
Exercised	1,591,391	4.62
Options outstanding at March 31, 2012	11,341,282	$ 9.00

* *Reflects adjustments for $4.642 dividend issued December 11, 2009 and $1.087 dividend issued July 27, 2009.*

The following table summarizes unvested stock options for the periods presented:

	Number of Options	Weighted Average Fair Value	Aggregate Intrinsic Value on Grant Date
Officers' Rollover Stock Plan New Options			
Retirement Eligible:			
Unvested at March 31, 2011	2,428,480	$21.46	$52,115
Granted	–	–	–
Vested	2,428,480	4.27*	10,369*
Forfeited	–	–	–
Unvested at March 31, 2012	–	–	
Non-Retirement Eligible:			
Unvested at March 31, 2011	7,517,500	$10.00	$62,553
Granted	–	–	–
Vested	3,758,750	4.27*	16,050*
Forfeited	–	–	–
Unvested at March 31, 2012	3,758,750	$12.37	$46,504
Equity Incentive Plan Options			
Unvested at March 31, 2011	9,569,730	$ 6.76	$ –
Granted	2,445,000	18.07	–
Vested	2,913,805	6.44	–
Forfeited	1,284,072	7.74	–
Unvested at March 31, 2012	7,816,853	$10.26	

* *Reflects adjustment for $4.642 dividend issued December 11, 2009, and $1.087 dividend issued July 27, 2009.*

The following table summarizes stock options outstanding at March 31, 2012:

Range of Exercise Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In years)	Stock Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In years)
Officers' Rollover Stock Plan						
$0.01	9,437,078	$0.01*	1.07	5,678,319	$0.01	0.56
Equity Incentive Plan						
$4.27–$20.00	11,341,282	$9.00	7.49	3,533,659	$6.21	6.98

** Reflects adjustment for $4.642 dividend issued December 11, 2009, and $1.087 dividend issued July 27, 2009.*

The grant date aggregate intrinsic value for New Options outstanding and New Options exercisable at March 31, 2012 was $40.3 million and $2.4 million, respectively.

18. Related-Party Transactions

Pursuant to an Agreement and Plan of Merger, dated as of May 15, 2008, and subsequently amended, The Carlyle Group indirectly acquired all of the issued and outstanding stock of the Company. From time to time, and in the ordinary course of business: (1) other Carlyle portfolio companies engage the Company as a subcontractor or service provider, and (2) the Company engages other Carlyle portfolio companies as subcontractors or service providers. Revenue and cost associated with these related parties for fiscal 2012 were $1.5 million and $1.4 million, respectively. Revenue and cost associated with these related parties for fiscal 2011 were $6.3 million and $5.3 million, respectively. Revenue and cost associated with these related party transactions for fiscal 2010 were $15.1 million and $13.5 million, respectively.

On July 31, 2008, the Company entered into a management agreement, or Management Agreement, with TC Group V US, L.L.C., or TC Group, a company affiliated with Carlyle. In accordance with the Management Agreement, TC Group provides the Company with advisory, consulting and other services and the Company pays TC Group an aggregate annual fee of $1.0 million plus expenses. In addition, the Company made a one-time payment to TC Group of $20.0 million for investment banking, financial advisory and other services provided to the Company in connection with the Acquisition. For fiscal 2012, fiscal 2011, and fiscal 2010, the Company incurred $1.0 million per year in advisory fees.

Effective July 31, 2008, the Company entered into a transition services agreement, or TSA, and a collaboration agreement, or CA, with Booz & Company Inc., or Booz & Co. The TSA required the Company and Booz & Co. to provide to each other certain support services for up to 15 months following July 31, 2008. Revenue and expenses were recognized as incurred.

The CA requires the Company and Booz & Co. to provide to each other the services of personnel that were either staffed on existing contracts as of July 31, 2008, or contemplated to be staffed in proposals submitted prior to but accepted after such date. The CA will remain in effect until the termination or expiration of the applicable contracts. Revenue and expenses are recognized as incurred.

Included in the accompanying consolidated balance sheets and statements of operations are support services between the Company and Booz & Co. under terms of the TSA and CA, as well as occupancy charges based on license agreements, as summarized below:

As of March 31, 2012:	
Accounts receivable	$ 149
Accounts payable	$ 65
As of March 31, 2011:	
Accounts receivable	$ 187
Accounts payable	$ 91
For the fiscal year ended March 31, 2012:	
Revenue	$ –
Expenses	$ –
For the fiscal year ended March 31, 2011:	
Revenue	$1,438
Expenses	$1,936
For the fiscal year ended March 31, 2010:	
Revenue	$3,712
Expenses	$2,889

An additional $4.6 million is owed to Booz & Co. as of March 31, 2012 for payment of foreign tax credits as a result of the Germany and France audit closings.

19. Commitments and Contingencies

LEASES

The Company leases office space under noncancelable operating leases that expire at various dates through 2022. The terms for the facility leases generally provide for rental payments on a graduated scale, which are recognized on a straight-line basis over the terms of the leases, including reasonably assured renewal periods, from the time the Company controls the leased property. Lease incentives are recorded as a deferred credit and recognized as a reduction to rent expense on a straight-line basis over the lease term. Rent expense was approximately $113.9 million, net of $5.7 million of sublease income, $118.4 million, net of $5.8 million of sublease income, and $109.5 million, net of $7.1 million of sublease income, for fiscal 2012, fiscal 2011, and fiscal 2010, respectively.

Future minimum operating lease payments for noncancelable operating leases and future minimum noncancelable sublease rentals are summarized as follows:

For the Fiscal Year Ending March 31,	Operating Lease Payments	Operating Sublease Income
2013	$ 82,426	$ 708
2014	76,895	536
2015	65,300	43
2016	49,654	44
2017	25,094	19
Thereafter	51,542	–
	$350,911	$1,350

Rent expense is included in occupancy costs, a component of general and administrative expenses, as shown on the consolidated statements of operations, and includes rent, sublease income from third parties, real estate taxes, utilities, parking, security, repairs and maintenance, and storage costs.

As a result of the Merger Transaction, the Company assigned a total of nine leases to Booz & Co. The facilities are located in New York, New York; Troy, Michigan; Florham Park, New Jersey; Parsippany, New Jersey; Houston, Texas; Chicago, Illinois; Cleveland, Ohio; Dallas, Texas; and London, England. Except for the Houston, Cleveland, and Dallas leases, which expired, the Company remains liable under the terms of the original leases should Booz & Co. default on its obligations. There were no events of default under these leases as of March 31, 2012 and March 31, 2011. The maximum potential amount of undiscounted future payments is $35.9 million at March 31, 2012, and the leases expire at different dates between February 2013 and March 2017.

GOVERNMENT CONTRACTING MATTERS

For fiscal 2012, fiscal 2011, and fiscal 2010, approximately 98%, 97%, and 98%, respectively, of the Company's revenue was generated from contracts with U.S. government agencies or other U.S. government contractors. Contracts with the U.S. government are subject to extensive legal and regulatory requirements and, from time to time and in the ordinary course of business, agencies of the U.S. government investigate whether the Company's operations are conducted in accordance with these requirements and the terms of the relevant contracts by using investigative techniques as subpoenas or civil investigative demands.
U.S. government investigations of the Company, whether related to the Company's U.S. government contracts or conducted for other reasons, could result in administrative, civil, or criminal liabilities, including repayments, fines, or penalties being imposed upon the Company, or could lead to suspension or debarment from future U.S. government contracting. Management believes it has adequately reserved for any losses that may be experienced from any investigation of which it is aware. The Defense Contract Management Agency Administrative Contracting Officer has negotiated annual final indirect cost rates through fiscal year 2006.

Audits of subsequent years may result in cost reductions and/or penalties. Management believes it has adequately reserved for any losses that may be experienced from any such reductions and/or penalties. As of March 31, 2012 and 2011, the Company has recorded a liability of approximately $127.2 million and $100.2 million, respectively, for its current best estimate of net amounts to be refunded to customers for potential adjustments from such audits or reviews of contract costs incurred subsequent to fiscal year 2006.

LITIGATION

The Company is involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with clients and contractors, intellectual property disputes, and other business matters. These legal proceedings seek various remedies, including claims for monetary damages in varying amounts that currently range up to $40 million or have a reasonably estimated outcome within that range or are unspecified as to amount. Although the outcome of any such matter is inherently uncertain and may be materially adverse, based on current information, management does not expect any of the currently ongoing audits, reviews, investigations, or litigation to have a material adverse effect on the financial condition and results of operations. As of March 31, 2012 and 2011, there are no amounts accrued in the consolidated financial statements related to these proceedings.

Six former officers and stockholders of the Predecessor who had departed the firm prior to the Acquisition have filed a total of nine suits, with original filing dates ranging from July 3, 2008 through December 15, 2009 (three of which were amended on July 2, 2010 and then further amended into one consolidated complaint on September 7, 2010) against the Company and certain of the Company's current and former directors and officers. Each of the suits arises out of the Acquisition and alleges that the former stockholders are entitled to certain payments that they would have received if they had held their stock at the time of the Acquisition. Some of the suits also allege that the acquisition price paid to stockholders was insufficient. The various suits assert claims for breach of contract, tortious interference with contract, breach of fiduciary duty, civil Racketeer Influenced and Corrupt Organizations Act, or RICO, violations, violations of the Employee Retirement Income Security Act, and/or securities and common law fraud. Two of these suits have been dismissed with all appeals exhausted. Five of the remaining suits are pending in the United States District Court for the Southern District of New York, the sixth is pending in New York state court and the seventh is pending in the United States District Court for the Southern District of California. As of March 31, 2012 and 2011, the aggregate alleged damages sought in the seven remaining suits was approximately $348.7 million ($291.5 million of which is sought to be trebled pursuant to RICO), plus punitive damages, costs, and fees. Although the outcome of any of these cases is inherently uncertain and may be materially adverse, based on current information, we do not expect them to have a material adverse effect on our financial condition and results of operations.

20. Business Segment Information

The Company reports operating results and financial data in one operating and reportable segment. The Company manages its business as a single profit center in order to promote collaboration, provide comprehensive functional service offerings across its entire client base, and provide incentives to employees based on the success of the organization as a whole. Although certain information regarding served markets and functional capabilities is discussed for purposes of promoting an understanding of the Company's complex business, the Company manages its business and allocates resources at the consolidated level of a single operating segment.

21. Unaudited Quarterly Financial Data

				2012 Quarters
	First	Second	Third	Fourth
Revenue	**$1,446,836**	**$1,429,044**	**$1,442,718**	**$1,540,620**
Operating income	**98,122**	**93,665**	**98,188**	**97,457**
Income before income taxes	**85,386**	**85,522**	**86,391**	**86,575**
Net income	**51,136**	**75,332**	**62,860**	**50,627**
Earnings per common share:				
Basic (1)	**$ 0.40**	**$ 0.58**	**$ 0.48**	**$ 0.38**
Diluted (1)	**$ 0.37**	**$ 0.53**	**$ 0.44**	**$ 0.36**

Out of period adjustments - During the fourth quarter, the Company recorded an adjustment to revenue associated with the recovery of allowable state income tax expense that in the aggregate increased revenue and operating income by approximately $10.1 million ($6.1 million net of taxes), which should have been allocated to the prior quarters of fiscal 2012 in which the expense was incurred. This operating income figure does not take into account a partially offsetting effect related to incentive compensation expense. The amount of the adjustment allocable to each prior quarter is not material to any of those prior quarters' financial statements, and the aggregate adjustment is not material to the fourth quarter, therefore the Company recorded the correction of this error in the fourth quarter of fiscal 2012.

				2011 Quarters
	First	Second	Third	Fourth
Revenue	$1,341,929	$1,367,214	$1,389,176	$1,492,977
Operating income	88,745	71,909	75,131	83,659
Income before income taxes	48,085	26,276	21,943	31,760
Net income	28,169	14,817	23,638	18,070
Earnings per common share:				
Basic (1)	$ 0.26	$ 0.14	$ 0.20	$ 0.14
Diluted (1)	$ 0.23	$ 0.12	$ 0.18	$ 0.13

(1) Earnings per share are computed independently for each of the quarters presented and therefore may not sum to the total for the fiscal year.

22. Supplemental Financial Information

The following schedule summarizes valuation and qualifying accounts for the periods presented:

Fiscal Year Ended March 31,	**2012**	2011	2010
Allowance for doubtful accounts:			
Beginning balance	**$ 1,348**	$ 2,127	$ 1,648
Provision for doubtful accounts	**1,502**	230	1,371
Charges against allowance	**(2,051)**	(1,009)	(892)
Ending balance	**$ 799**	$ 1,348	$ 2,127
Tax valuation allowance:			
Beginning balance	**$42,379**	$42,379	$10,056
Purchase accounting adjustments	**–**	–	32,323
Sale of capital assets	**(6,044)**	–	–
Ending balance	**$36,335**	$42,379	$42,379

23. Subsequent Events

On May 29, 2012, the Company's Board of Directors authorized and declared a regular quarterly cash dividend in the amount of $0.09 per share. In addition, the Board declared a special cash dividend of $1.50 per share. Both the quarterly and special dividend are payable on June 29, 2012 to shareholders of record on June 11, 2012. The Compensation Committee, as the Administrator of the Officers' Rollover Stock Plan and the Amended and Restated Equity Incentive Plan, made a determination to adjust the outstanding options under each plan by reducing the exercise price of the Rollover Options by the amount of the special dividend and by granting the holders of EIP options a dividend equivalent equal to the special dividend and payable on June 29, 2012 or the vesting of the EIP option, whichever is later.

On May 29, 2012, the Company's Board of Directors also authorized the payment of the accrued interest on the DPO as of July 31, 2012. We expect approximately $3.4 million will be paid on that date.

We publically disclose certain non-GAAP financial measurements, including Adjusted Operating Income, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted Earnings Per Share, or EPS, because management uses these measures for business planning purposes, including to manage our business against internal projected results of operations and measure our performance. We view Adjusted Operating Income, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS as measures of our core operating business, which exclude the impact of the items detailed below, as these items are generally not operational in nature. These non-GAAP measures also provide another basis for comparing period to period results by excluding potential differences caused by non-operational and unusual or non-recurring items. We also utilize and discuss Free Cash Flow, because management uses this measure for business planning purposes, measuring the cash generating ability of the operating business, and measuring liquidity generally. We present these supplemental measures because we believe that these measures provide investors with important supplemental information with which to evaluate our performance, long term earnings potential, or liquidity, as applicable, and to enable them to assess our performance on the same basis as management. These supplemental performance measurements may vary from and may not be comparable to similarly titled measures by other companies in our industry. Adjusted Operating Income, Adjusted EBITDA, Adjusted Net Income, Adjusted Diluted EPS, and Free Cash Flow are not recognized measurements under accounting principles generally accepted in the United States, or GAAP, and when analyzing our performance or liquidity, as applicable, investors should (i) evaluate each adjustment in our reconciliation of operating and net income to Adjusted Operating Income, Adjusted EBITDA and Adjusted Net Income, and cash flows to Free Cash Flows, and the explanatory footnotes regarding those adjustments, each as defined under GAAP, (ii) use Adjusted Operating Income, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS in addition to, and not as an alternative to, operating income, net income or diluted EPS, as a measure of operating results, and (iii) use Free Cash Flows in addition to, and not as an alternative to, net cash generated from operating activities as a measure of liquidity, each as defined under GAAP.

We have defined the aforementioned non-GAAP measures as follows:

- "Adjusted Operating Income" represents operating income before (i) certain stock option-based and other equity-based compensation expenses, (ii) adjustments related to the amortization of intangible assets, and (iii) any extraordinary, unusual, or non-recurring items. We prepare Adjusted Operating Income to eliminate the impact of items we do not consider indicative of ongoing operating performance due to their inherent unusual, extraordinary, or non-recurring nature or because they result from an event of a similar nature.
- "Adjusted EBITDA" represents net income before income taxes, net interest and other expense, and depreciation and amortization and before certain other items, including: (i) certain stock option-based and other equity-based compensation expenses, (ii) transaction costs, fees, losses, and expenses, including fees associated with debt prepayments, and (iii) any extraordinary, unusual, or non-recurring items. We prepare Adjusted EBITDA to eliminate the impact of items we do not consider indicative of ongoing operating performance due to their inherent unusual, extraordinary, or non-recurring nature or because they result from an event of a similar nature.
- "Adjusted Net Income" represents net income before: (i) certain stock option-based and other equity-based compensation expenses, (ii) transaction costs, fees, losses, and expenses, including fees associated with debt prepayments, (iii) adjustments related to the amortization of intangible assets, (iv) amortization or write-off of debt issuance costs and write-off of original issue discount, and (v) any extraordinary, unusual, or non-recurring items, in each case net of the tax effect calculated using an assumed effective tax rate. We prepare Adjusted Net Income to eliminate the impact of items, net of tax, we do not consider indicative of ongoing operating performance due to their inherent unusual, extraordinary, or non-recurring nature or because they result from an event of a similar nature.
- "Adjusted Diluted EPS" represents diluted EPS calculated using Adjusted Net Income as opposed to net income.
- "Free Cash Flow" represents the net cash generated from operating activities less the impact of purchases of property and equipment.

(Amounts in thousands, except share and per share data)

Fiscal Year Ended March 31,	2012	2011	(Unaudited) 2010
Adjusted Operating Income			
Operating Income	**$387,432**	$319,444	$199,554
Certain stock-based compensation expense (a)	**14,241**	39,947	68,517
Purchase accounting adjustments (b)	**–**	–	1,074
Amortization of intangible assets (c)	**16,364**	28,641	40,597
Net restructuring charge (i)	**11,182**	–	–
Transaction expenses (d)	**–**	4,448	3,415
Adjusted Operating Income	**$429,219**	$392,480	$313,157
EBITDA & Adjusted EBITDA			
Net income	**$239,955**	$ 84,694	$ 25,419
Income tax expense	**103,919**	43,370	23,575
Interest and other, net	**43,558**	191,380	150,560
Depreciation and amortization	**75,205**	80,603	95,763
EBITDA	**462,637**	400,047	295,317
Certain stock-based compensation expense (a)	**14,241**	39,947	68,517
Net restructuring charge (i)	**11,182**	–	–
Transaction expenses (d)	**–**	4,448	3,415
Purchase accounting adjustments (b)	**–**	–	1,074
Adjusted EBITDA	**$488,060**	$444,442	$368,323
Adjusted Net Income			
Net income	**$239,955**	$ 84,694	$ 25,419
Certain stock-based compensation expense (a)	**14,241**	39,947	68,517
Net restructuring charge (i)	**11,182**	–	–
Transaction expenses (e)	**–**	20,948	3,415
Purchase accounting adjustments (b)	**–**	–	1,074
Amortization of intangible assets (c)	**16,364**	28,641	40,597
Amortization or write-off of debt issuance costs and write-off of original issue discount	**4,783**	50,102	5,700
Net gain on sale of state and local transportation business (f)	**(5,681)**	–	–
Release of income tax reserves (g)	**(35,022)**	(10,966)	–
Adjustments for tax effect (h)	**(18,628)**	(55,855)	(47,721)
Adjusted Net Income	**$227,194**	$157,511	$ 97,001
Adjusted Diluted Earnings Per Share			
Weighted-average number of diluted shares outstanding	**140,812,012**	127,448,700	116,228,380
Adjusted Net Income Per Diluted Share	**$ 1.61**	$ 1.24	$ 0.83
Free Cash Flow			
Net cash provided by operating activities	**$360,046**	$296,339	$270,484
Less: Purchases of property and equipment	**(76,925)**	(88,784)	(49,271)
Free Cash Flow	**$283,121**	$207,555	$221,213

(a) Reflects stock-based compensation expense for options for Class A Common Stock and restricted shares, in each case, issued in connection with the acquisition of our Company by The Carlyle Group under the Officers' Rollover Stock Plan. Also reflects stock-based compensation expense for Equity Incentive Plan Class A Common Stock options issued in connection with the acquisition under the Equity Incentive Plan.

(b) Reflects adjustments resulting from the application of purchase accounting in connection with the acquisition not otherwise included in depreciation and amortization.

(c) Reflects amortization of intangible assets resulting from the acquisition.

(d) Fiscal 2011 reflects debt refinancing costs incurred in connection with the Refinancing Transaction and certain external administrative and other expenses incurred in connection with the initial public offering. Fiscal 2010 reflects costs related to the modification of our credit facilities, the establishment of the Tranche C term loan facility under our senior secured credit facilities and the related payment of special dividends.

(e) Fiscal 2011 reflects debt refinancing costs and prepayment fees incurred in connection with the Refinancing Transaction as well as certain external administrative and other expenses incurred in connection with the initial public offering. Fiscal 2010 reflects costs related to the modification of our credit facilities, the establishment of the Tranche C term loan facility under our senior secured credit facilities and the related payment of special dividends.

(f) Fiscal 2012 reflects the gain on sale of our state and local transportation business, net of the associated tax benefit of $1.6 million.

(g) Reflects the release of income tax reserves.

(h) Reflects tax effect of adjustments at an assumed marginal tax rate of 40%.

(i) Reflects restructuring charges of approximately $15.7 million incurred during the three months ended March 31, 2012, net of approximately $4.5 million of revenue recognized on recoverable expenses, associated with the cost restructuring plan to reduce certain personnel and infrastructure costs.

Shareholder Information

Company News

Information about Booz Allen Hamilton Holding Corporation and our operating company Booz Allen Hamilton, including archived news releases and SEC filings, is available from the company's website at www.boozallen.com. Booz Allen's quarterly earnings conference calls and other significant investor events are posted when they occur.

Inquiries from securities analysts, portfolio managers, and other representatives of institutional investors about Booz Allen should be directed to:

Curt Riggle
Director of Investor Relations
Phone: 703-377-5332
E-mail: Riggle_Curt@bah.com

Transfer Agent and Registrar

Computershare
480 Washington Boulevard
Jersey City, NJ 07310-1900
Phone: 877-296-3711
www.bnymellon.com/shareowner/equityaccess

Computershare maintains the records for our registered shareholders and can help you with a variety of shareholder-related services at no charge, including:

- Change of name or address
- Consolidation of accounts
- Duplicate mailings
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

You can also access your investor statements online 24 hours a day, seven days a week at www.bnymellon.com/shareowner/equityaccess.

Independent Registered Public Accounting Firm

Ernst & Young LLP
McLean, VA

Share Price Information

Booz Allen Hamilton Holding Corporation common stock is listed on the New York Stock Exchange (NYSE) under ticker symbol BAH. The weighted average number of diluted shares outstanding for the fiscal year ended March 31, 2012, was 140,812,012. Share price information can be found at www.boozallen.com/investors.

Management's Certifications

The certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 have been filed with the Securities and Exchange Commission as exhibits to our Annual Report on Form 10-K.

In addition, our Chief Executive Officer provided to the New York Stock Exchange the annual Section 303A CEO certification regarding our compliance with the New York Stock Exchange's corporate governance listing standards.

Acknowledgements

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